Filed pursuant to Rule 424(b)(3)
Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 1 DATED MAY 14, 2014

TO THE PROSPECTUS DATED APRIL 11, 2014

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated April 11, 2014 (the “Prospectus”). This Supplement supersedes and replaces all prior supplements to the Prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•	the status of the offering;

•	updated information regarding our officers and directors;

•	updated information with respect to our real properties and real estate-related debt and securities;

•	updated selected information regarding our operations;

•	updated information regarding our capitalization;

•	updated information regarding fees and expenses payable to our Advisor, our Dealer Manager and their affiliates;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended March 31, 2014, which includes the components of our NAV calculation as of March 31, 2014;

•	updated certain historical NAV information;

•	updated quantitative and qualitative disclosures about market risk;

•	updated experts information; and

•	our consolidated financial statements and the notes thereto as of and for the period ended March 31, 2014.

Status of the Offering

As of May 9, 2014, we had raised gross proceeds of approximately $44.4 million from the sale of approximately 6.4 million shares in this offering, including approximately $417,000 through our distribution reinvestment plan. As of May 9, 2014, approximately $2,955.6 million in shares remained available for sale pursuant to this offering, including approximately $749.6 million in shares available for sale through our distribution reinvestment plan.

Resignation of Austin W. Lehr as Chief Operating Officer

Austin W. Lehr, who served as our Chief Operating Officer since 2010, resigned to pursue other opportunities effective April 30, 2014. Mr. Lehr’s primary duties will be assumed by our President, J. Michael Lynch.

INVESTMENTS IN REAL PROPERTIES AND REAL ESTATE-RELATED DEBT AND SECURITIES

Our long-term investment strategy includes diversification across multiple dimensions, including investment type (i.e. real properties and real estate-related debt and securities), property type (e.g. office, industrial, retail, etc.) and geography. We believe that a diversified investment portfolio may potentially offer investors significant benefits for a given level of risk relative to a more concentrated invested portfolio. However, we cannot assure you that we will attain our long-term investment objectives. Over time, we expect our portfolio allocations to become more consistent with our long-term diversification strategy. The following series of charts illustrates our investment portfolio allocations as of March 31, 2014.

The chart below describes the diversification of our investment portfolio across real estate investment type. Percentages in the chart correspond to the fair value as of March 31, 2014.

The chart below describes the diversification of our investment portfolio across real property type. Percentages in the chart correspond to the fair value as of March 31, 2014.

Through our investments in real property and real estate-related investments, we also seek diversification across multiple geographic regions located in the United States. The chart below shows the current allocations of our investments across geographic regions within the continental United States, as defined by the National Council of Real Estate Investment Fiduciaries (“NCREIF”), for our operating real property and debt-related investments. Percentages in the chart correspond to our fair value as of March 31, 2014. As of March 31, 2014, our real property investments were geographically diversified across 24 markets throughout eight regions. Our debt-related investments were located in six additional markets resulting in a combined portfolio allocation across 30 markets and eight regions.

Real Properties

The following table describes our operating properties as of March 31, 2014, by market (dollar amounts and square footage amounts in thousands).

Market	Number of Properties	Gross Investment Amount	Net Rentable Square Feet	Secured Indebtedness (2)	% of Gross Investment Amount	% of Total Net Rentable Square Feet	% Leased (1)
Office Properties:
Washington, DC	3	$283,142	878	$60,201	11.9%	7.5%	99.5%
Northern New Jersey	2	249,724	807	129,865	10.6%	6.9%	100.0%
East Bay, CA	2	151,337	465	—	6.4%	4.0%	87.1%
Dallas, TX	3	117,119	618	46,525	5.0%	5.3%	93.0%
San Francisco, CA	1	116,479	269	57,614	5.0%	2.3%	90.7%
Los Angeles, CA	3	77,146	450	31,526	3.3%	3.9%	75.3%
Silicon Valley, CA	2	61,865	196	30,912	2.6%	1.7%	84.4%
Princeton, NJ	1	51,163	167	34,085	2.2%	1.4%	100.0%
Miami, FL	1	48,298	240	19,315	2.1%	2.1%	100.0%
Chicago, IL	2	45,963	303	29,820	2.0%	2.6%	80.6%
Austin, TX	1	44,978	156	19,433	1.9%	1.3%	100.0%
Philadelphia, PA	1	41,262	173	24,000	1.8%	1.5%	95.9%
Minneapolis/St Paul, MN	1	29,447	107	—	1.3%	0.9%	100.0%
Denver, CO	1	17,985	138	—	0.8%	1.2%	100.0%
Fayetteville, AR	1	11,695	63	—	0.5%	0.5%	100.0%

Total Office: 25 properties, 15 markets with average annual rent of $25.22 per sq. ft.	25	1,347,603	5,030	483,296	57.4%	43.1%	93.2%
Industrial Properties:
Los Angeles, CA	1	78,160	107	16,873	3.3%	0.9%	100.0%
Dallas, TX	2	43,929	558	26,252	1.9%	4.8%	48.8%
Houston, TX	1	41,338	465	18,483	1.8%	4.0%	100.0%
Louisville, KY	4	26,202	736	8,265	1.1%	6.3%	100.0%
Central Kentucky	1	25,822	727	11,545	1.1%	6.2%	100.0%
Cleveland, OH	1	23,805	230	8,659	1.0%	2.0%	100.0%
Chicago, IL	1	20,660	575	8,881	0.9%	4.9%	100.0%
Silicon Valley, CA	1	18,998	177	14,250	0.8%	1.5%	41.3%
Denver, CO	1	6,232	85	2,786	0.3%	0.7%	100.0%

Total Industrial: 13 properties, 9 markets with average annual rent of $5.79 per sq. ft.	13	285,146	3,660	115,994	12.2%	31.3%	89.4%
Retail Properties:
Boston, MA	24	431,547	1,824	110,249	18.2%	15.8%	93.4%
Philadelphia, PA	1	104,270	426	67,800	4.4%	3.7%	100.0%
Washington, DC	1	62,516	233	38,731	2.7%	2.0%	98.4%
Raleigh, NC	1	45,257	142	26,200	1.9%	1.2%	100.0%
San Antonio, TX	1	32,063	161	21,500	1.4%	1.4%	89.6%
Pittsburgh, PA	1	24,500	103	16,000	1.0%	0.9%	91.3%
Jacksonville, FL	1	19,499	73	—	0.8%	0.6%	54.4%

Total Retail: 30 properties, seven markets with average annual rent of $16.16 per sq. ft.	30	719,652	2,962	280,480	30.4%	25.6%	93.8%

Grand Total/Weighted Average	68	$2,352,401	11,652	$879,770	100.0%	100.0%	92.2%

(1)	Based on executed leases as of March 31, 2014.
(2)	Secured indebtedness represents the principal balance outstanding and does not include our mark-to-market adjustment on debt or GAAP principal amortization on our troubled debt restructuring.

Net Operating Income

The following table illustrates the historic net operating income derived from our investments in real properties that were classified as continuing operations by property type for the three months ended March 31, 2014 and the year ended December 31, 2013 (amounts in thousands).

	For the Three Months Ended March 31, 2014				For the Year Ended December 31, 2013
	Office	Industrial	Retail	Total	Office	Industrial	Retail	Total
Rental Revenue (1)	$34,202	$5,814	$15,044	$55,060	$123,838	$26,108	$57,382	$207,328
Rental Expenses	(8,879)	(828)	(3,640)	(13,347)	(28,220)	(2,215)	(13,237)	(43,672)

Net Operating Income	$25,323	$4,986	$11,404	$41,713	$95,618	$23,893	$44,145	$163,656

(1)	Rental revenues include adjustments as defined by GAAP such as straight-line rent adjustments and above and below market rent amortization. In addition, rental revenues include percentage rents, operating expense reimbursements and other miscellaneous items.

We consider net operating income, or NOI, to be an appropriate supplemental financial performance measure because NOI reflects the specific operating performance of our real properties and debt-related investments and excludes certain items that are not considered to be controllable in connection with the management of each property, such as gains on the disposition of securities, other-than-temporary impairment, gains and losses related to provisions for losses on debt-related investments, gains or losses on derivatives, acquisition related expenses, losses on extinguishment of debt and financing commitments, interest income, depreciation and amortization, general and administrative expenses, asset management fees, interest expense and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance as a whole, since it does exclude such items that could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.

The following table is a reconciliation of our NOI to our reported net income (loss) attributable to common stockholders for the three months ended March 31, 2014 and the year ended December 31, 2013. Amounts for properties disposed of or classified as held for sale as of December 31, 2013 have been reclassified to discontinued operations (amounts in thousands).

	For the Three Months Ended March 31, 2014	For the Year Ended December 31, 2013
Net operating income	$41,713	$163,656
Debt-related investment income	2,013	10,449
Interest and other income	(78)	(153)
Real estate depreciation and amortization expense	(22,350)	(87,174)
General and administrative expenses	(2,819)	(9,973)
Advisory fees, related party	(3,743)	(15,120)
Acquisition-related expenses net of other (losses) gains	—	(337)
Interest expense	(16,168)	(65,325)
Impairment of real estate property	—	(2,600)
Loss on extinguishment of debt and financing commitments	(63)	(2,507)
Gain on sale of real property	3,626	—
Discontinued operations, net of taxes	29,857	65,554
Net income attributable to noncontrolling interests	(4,550)	(4,002)

Net income attributable to common stockholders	$27,438	$52,468

Our primary source of funding for our property-level operating expenses and debt service payments is rent collected pursuant to our tenant leases. Our properties are generally leased to tenants for terms ranging from three to ten years. As of March 31, 2014, the weighted average remaining term of our leases was approximately 7.3 years, based on contractual remaining base rent, and 5.3 years, based on leased square footage. The following is a schedule of expiring leases for our consolidated operating properties by annualized base rent and square footage as of March 31, 2014 and assuming no exercise of lease renewal options (dollar amounts and square footage in thousands).

	Lease Expirations
Year	Number of Leases Expiring	Annualized Base Rent (1)%		Square Feet	%
2014(2)	88	$7,529	4.1%	1,244	11.6%
2015	89	13,402	7.2%	871	8.1%
2016	60	21,499	11.6%	991	9.2%
2017	51	44,224	23.9%	1,842	17.2%
2018	66	8,116	4.4%	355	3.3%
2019	68	26,966	14.6%	1,423	13.3%
2020	34	10,649	5.8%	506	4.7%
2021	20	13,956	7.5%	1,019	9.5%
2022	15	8,491	4.6%	497	4.6%
2023	19	17,246	9.3%	832	7.7%
Thereafter	24	13,004	7.0%	1,157	10.8%

Total	534	$185,082	100.0%	10,737	100.0%

(1)	Annualized base rent represents the annualized monthly base rent of leases in place as of March 31, 2014.
(2)	Represents the number of leases expiring and annualized base rent for the remainder of 2014. Includes leases that are on a month-to-month basis at annualized amounts.

The following table describes our top ten tenants and their industry sectors as of March 31, 2014 (dollar and square footage amounts in thousands).

	Tenant	Locations	Industry Sector	Annualized Base Rent (1)	% of Total Annualized Base Rent	Square Feet	% of Occupied Square Feet
1	Charles Schwab & Co, Inc	1	Securities, Commodities, Fin. Inv./Rel. Activites	$22,761	12.3%	594	5.5%
2	Northrop Grumman	2	Professional, Scientific and Technical Services	17,532	9.5%	699	6.5%
3	Sybase	1	Publishing Information (except Internet)	17,283	9.3%	405	3.8%
4	Stop & Shop	15	Food and Beverage Stores	13,828	7.5%	872	8.1%
5	CEVA Freight/Logistics	2	Truck Transportation	4,490	2.4%	550	5.1%
6	Novo Nordisk	1	Chemical Manufacturing	4,353	2.4%	167	1.6%
7	Seton Health Care	1	Hospitals	4,339	2.2%	156	1.5%
8	Crawford and Company	1	Insurance Carriers and Related Activities	3,894	2.1%	240	2.2%
9	Nokia Siemens Networks US LLC	1	Telecommunications	3,821	2.1%	294	2.7%
10	Equinix Operating Co Inc	1	Information	3,673	2.0%	107	1.0%

	Total	26		$95,974	51.8%	4,084	38.0%

(1)	Annualized base rent represents the annualized monthly base rent of executed leases as of March 31, 2014.

The following table describes our top ten industry sectors as of March 31, 2014 (dollar and square footage amounts in thousands).

Industry Sector	Number of Leases	Annualized Base Rent (1)	% of Annualized Base Rent	Occupied Square Feet	% of Occupied Square Feet
Professional, Scientific and Technical Services	71	$27,401	14.8%	1,207	11.1%
Securities, Commodities, Fin. Inv./Rel. Activites	22	25,350	13.7%	683	6.3%
Food and Beverage Stores	34	22,506	12.2%	1,499	13.8%
Publishing Information (except Internet)	3	17,484	9.4%	410	3.8%
Insurance Carriers and Related Activities	11	6,536	3.5%	397	3.7%
Administrative and Support Services	23	6,482	3.5%	332	3.1%
Computer and Electronic Product Manufacturing	8	5,833	3.2%	424	3.9%
Miscellaneous Store Retailers	17	5,683	3.1%	952	8.8%
Chemical Manufacturing	4	5,301	2.9%	464	4.3%
Data Processing, Hosting, and Related Services	3	5,227	2.8%	251	2.3%
Other (2)	338	57,279	30.9%	4,118	38.9%

Total	534	$185,082	100.0%	10,737	100.0%

(1)	Annualized base rent represents the annualized monthly base rent of executed leases as of March 31, 2014.
(2)	Other industry sectors include 44 additional sectors as of March 31, 2014.

Debt-Related Investments

The following table describes our debt-related investments in more detail as of March 31, 2014 (dollar amounts in thousands).

	Number of Investments as of March 31, 2014			Net Investment as of March 31, 2014 (1)	Weighted Average
Investment Type		Property Type	Market		Yield (2)	Maturity in Years (3)
Mortgage notes	9	Office/Industrial/Retail	Various (4)	$77,627	5.4%	2.3
B-note (5)	1	Office	San Diego, CA	—	0.0%	0.0
Mezzanine debt	1	Office	Washington, D.C.	16,553	16.7%	2.9

Total	11			$94,180	7.3%	2.8

(1)	Amounts reported for debt-related investments represent our net accounting basis of the debt investments, which includes (i) unpaid principal balances, (ii) unamortized discounts, premiums and deferred charges and (iii) allowances for loan loss of approximately $3.0 million as of March 31, 2014.
(2)	Weighted average yield is calculated on an unlevered basis using the amount invested, current interest rates and accretion of premiums or discounts realized upon the initial investment for each investment type as of March 31, 2014. Yields for LIBOR-based, floating-rate investments have been calculated using the one-month LIBOR rate as of March 31, 2014 for purposes of this table. We have assumed a yield of zero on the debt-related investments for which we have recognized a full allowance for loss as of March 31, 2014.
(3)	Reflects the contractual loan term as of March 31, 2014. Certain of these debt-related investments have extension options that may be exercised by the borrower.
(4)	As of March 31, 2014, we held mortgage note investments in the following markets: Washington D.C.; St. Louis, MO; Denver, CO; Sarasota, FL; Columbus, OH; State College, PA; Tampa, FL; St. Paul/Minneapolis, MN; Colorado Springs, CO; and Philadelphia, PA.
(5)	We have recorded a complete provision for loan loss on our B-note debt-related investment as of March 31, 2014.

Borrowings

The following table describes our borrowings as of March 31, 2014 (dollar amounts in thousands).

	Weighted Average Stated Interest Rate as of March 31, 2014	Outstanding Balance as of March 31, 2014(1)	Gross Investment Amount Securing Borrowings as of March 31, 2014
Fixed rate mortgages	5.8%	$872,354	$1,709,338
Floating rate mortgages(2)	3.9%	8,520	15,673

Total mortgage notes	5.7%	880,874	1,725,011
Repurchase facilities (3)	2.8%	37,842	52,454

Total other secured borrowings	2.8%	37,842	52,454

Total secured borrowings	5.6%	918,716	1,777,465

Line of credit	N/A	—	N/A
Term loan (4)	2.2%	270,000	N/A

Total unsecured borrowings	2.2%	270,000	N/A

Total borrowings	4.8%	$1,188,716	$1,777,465

(1)	Amounts presented are net of (i) unamortized discounts to the face value of our outstanding fixed-rate mortgages of $2.8 million as of March 31, 2014, and (ii) GAAP principal amortization related to troubled debt restructurings of $1.7 million as of March 31, 2014.
(2)	As of March 31, 2014, our one floating-rate mortgage note was subject to an interest rate spread of 3.75% over one-month LIBOR.
(3)	As of March 31, 2014, borrowings under our repurchase facility were subject to interest at a floating rate of 2.25% over one-month LIBOR. However, we had effectively fixed the interest rate of the borrowings using an interest rate swap, resulting in a fixed interest rate of 2.84% for the term of the borrowings.
(4)	As of March 31, 2014, borrowings under our term loan were subject to interest at a floating rate of 1.70% over one-month LIBOR. However, we had effectively fixed the interest rate for $200.0 million of the total of $270.0 million in borrowings using an interest rate swap at 2.34%, resulting in a weighted average interest rate on the total term loan of 2.21%.

The following table reflects our contractual debt maturities as of March 31, 2014, specifically our obligations under mortgage note agreements and other secured and unsecured borrowings (dollar amounts in thousands).

	As of March 31, 2014
	Mortgage Notes and Other Secured Borrowings		Unsecured Borrowings		Total
Year Ending December 31,	Number of Borrowings Maturing	Outstanding Balance (1)	Number of Borrowings Maturing	Outstanding Balance (2)	Outstanding Balance (3)(4)
2014	3	$95,049	0	$—	$95,049
2015	4	97,742	0	—	97,742
2016	12	336,088	0	—	336,088
2017	6	209,721	0	—	209,721
2018	0	4,999	1	270,000	274,999
2019	0	5,292	0	—	5,292
2020	1	157,944	0	—	157,944
2021	0	1,707	0	—	1,707
2022	1	1,663	0	—	1,663
2023	0	978	0	—	978
Thereafter	2	6,431	0	—	6,431

Total	29	$917,614	1	$270,000	$1,187,614

(1)	Secured borrowings presented include (i) mortgage note borrowings of approximately $879.8 million with maturities ranging from 2014 to 2029, and (ii) borrowings under one of our repurchase facilities of approximately $37.8 million, which mature in 2014 and are subject to three one-year extension options.
(2)	Unsecured borrowings presented include term loan borrowings of $270.0 million which mature in 2018. Our revolving credit facility, under which we had no borrowings as of March 31, 2014, matures in 2016, and is subject to two one-year extension options.
(3)	Outstanding balance represents expected cash outflows for contractual amortization and scheduled balloon payment maturities and does not include (i) the mark-to-market adjustment on assumed debt of $2.8 million as of March 31, 2014, and (ii) the GAAP principal amortization of our restructured mortgage note of approximately $1.7 million that does not reduce the contractual amount due of the related mortgage note as of March 31, 2014.
(4)	As of March 31, 2014, our mortgage notes and secured borrowings are secured by interests in real properties and debt investments totaling approximately $1.8 billion.

SELECTED INFORMATION REGARDING OUR OPERATIONS

Selected Financial Data

The following table presents selected historical consolidated financial information for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 and for the three months ended March 31, 2014 and 2013; and balance sheet information as of December 31, 2013, 2012, 2011, 2010 and 2009 and as of March 31, 2014 and 2013. The selected historical consolidated financial information presented below has been derived from our consolidated financial statements. Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes thereto, you should read it in conjunction with our historical financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (a) for the year ended December 31, 2013, which are included in our Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated by reference into the Prospectus, and (b) for the three months ended March 31, 2014, which are included in this Supplement. The amounts in the table are in thousands except per share data.

	As of or For the Three Months Ended March 31,		As of or For the Year Ended December 31,
	2014	2013	2013	2012	2011	2010 (1)	2009
Statement of Operations Data:
Total revenue (2)	$57,073	$53,371	$217,777	$216,325	$218,857	$180,523	$118,414
Total operating expenses, excluding acquisition-related expenses and gains and losses on real property, debt-related investments, and real estate securities	(42,259)	(38,200)	(155,939)	(156,550)	(162,885)	(130,305)	(81,347)
Acquisition-related expenses net of other gains	—	—	(337)	(325)	(610)	(18,185)	(4,936)
Impairments and provisions for loss on real property, real estate-related debt investments and real estate securities (3)	—	—	(2,600)	—	(26,406)	(6,665)	(30,480)
Interest expense	(16,168)	(16,550)	(65,325)	(69,844)	(74,406)	(61,324)	(39,821)
Income (loss) from continuing operations (4)	2,131	(1,753)	(9,084)	(14,961)	(43,056)	4,150	(43,608)
Discontinued operations, net of tax (5)	29,857	(4,113)	65,554	(7,410)	(21,510)	(26,557)	(3,473)
Net income (loss)	31,988	(5,866)	56,470	(22,371)	(64,566)	(22,407)	(47,081)
Net (income) loss attributable to noncontrolling interests	(4,550)	499	(4,002)	110	6,886	1,705	2,296
Net income (loss) attributable to common stockholders	$27,438	$(5,367)	$52,468	$(22,261)	$(57,680)	$(20,702)	$(44,785)
Comprehensive (Loss) Income Data:
Net income (loss)	$31,988	$(5,866)	$56,470	$(22,371)	$(64,566)	$(22,407)	$(47,081)
Net unrealized change from available-for-sale securities	(211)	—	—	(1,426)	1,260	(28,864)	36,153
Net unrealized change from cash flow hedging derivatives	321	646	4,975	3,963	2,837	2,499	16,380
Total other comprehensive income	110	646	4,975	2,537	4,097	(26,365)	52,533
Comprehensive income (loss)	$32,098	$(5,220)	$61,445	$(19,834)	$(60,469)	$(48,772)	$5,452
Per Share Data:
Net income (loss) per basic and diluted common share:
Continuing operations	$0.01	$(0.01)	$(0.05)	$(0.08)	$(0.22)	$0.02	$(0.24)
Discontinued operations	$0.14	$(0.02)	$0.34	$(0.04)	$(0.09)	$(0.13)	$(0.02)
Common Stock Distributions
Common stock distributions declared	$15,459	$15,639	$62,330	$84,259	$105,704	$110,430	$104,366
Weighted average common stock distributions declared per share	$0.0874	$0.0875	$0.3499	$0.4625	$0.5750	$0.6000	$0.6000
Other Information:
Weighted average number of common shares outstanding:
Basic	176,873	178,792	178,196	181,982	183,813	184,215	174,006
Diluted	189,993	192,927	191,932	197,244	197,377	193,773	181,109
Number of common shares outstanding at end of period	175,461	177,344	176,007	178,128	182,331	182,717	182,839
Number of diluted shares outstanding at end of period	188,318	191,260	189,278	192,303	198,529	195,529	189,842
Balance Sheet Data:
Real estate, before accumulated depreciation (6)	$2,352,401	$2,817,022	$2,570,480	$2,819,550	$2,724,684	$2,858,307	$1,685,572
Total assets	$2,161,472	$2,598,544	$2,305,409	$2,659,254	$2,670,419	$2,999,207	$2,362,991
Total debt obligations (7)	$1,188,716	$1,602,957	$1,323,472	$1,619,452	$1,481,503	$1,592,780	$840,966
Total liabilities	$1,354,829	$1,786,645	$1,500,398	$1,817,727	$1,671,150	$1,842,233	$1,090,405
Cash Flow Data:
Net cash provided by operating activities	$17,022	$17,452	$86,589	$94,487	$94,342	$50,200	$51,221
Net cash provided by (used in) investing activities	$105,736	$14,979	$72,847	$(39,465)	$89,457	$(1,297,007)	$(245,114)
Net cash (used in) provided by financing activities	$(66,244)	$(32,510)	$(171,530)	$(146,597)	$(138,911)	$815,580	$168,466
Supplemental Information
FFO attributable to common stockholders (4)(8)	$19,622	$21,443	$85,216	$82,851	$65,237	$83,728	$7,944
Company-defined FFO attributable to common stockholders (8)	$19,681	$21,694	$87,859	$88,402	$90,680	$76,686	$52,819

(1)	In June 2010, we completed the purchase of a portfolio of 32 office and industrial properties for a total purchase price of approximately $1.4 billion, effectively doubling the value and size of our real property portfolio. Related to this purchase, we incurred incremental borrowings of approximately $858.6 million and acquisition costs of $18.2 million.
(2)	Includes equity-in-earnings from an unconsolidated joint venture of approximately $941,000 and $2.2 million for the years ended December 31, 2010 and 2009, respectively.
(3)	Impairments and provisions for loss on real property, debt-related investments and real estate securities include (i) real property impairment of $2.6 million during 2013, (ii) provisions for loan loss, net of reversals, of $23.0 million, $1.3 million, and $17.3 million during 2011, 2010 and 2009, respectively, and (iii) other than temporary impairment on securities of $3.4 million, $5.4 million and $13.1 million during 2011, 2010 and 2009, respectively. Real property impairment losses of $5.7 million and $23.5 million recorded during the years ended December 31, 2012 and 2011, respectively, relate to properties that we have disposed of and are included within discontinued operations.
(4)	Loss from continuing operations and FFO attributable to common stockholders includes (i) realized gain on the disposition of securities of $39.9 million during 2010, (ii) loss on derivatives of $8.0 million during 2009, and (iii) losses on extinguishment of debt of $2.5 million, $5.7 million and $5.1 million in 2013, 2012 and 2010, respectively.
(5)	Discontinued operations, net of tax represents the results of operations and any gains or losses upon the disposition directly attributable to all properties sold or classified as held for sale as of December 31, 2013, and includes the results of (i) 12 properties classified as held for sale as of December 31, 2013, (ii) 13 properties disposed of during 2013, (iii) three properties disposed of during 2012, (iv) five properties disposed of during 2011, and (v) 13 properties disposed of during 2010, including 12 operating properties and one property that we had previously held an interest in as a mezzanine lender. Property dispositions and held for sale classifications made subsequent to December 31, 2013 are typically not considered discontinued operations, unless such disposition or held for sale classification represents a strategic shift in our operations.
(6)	Real estate, before accumulated depreciation includes approximately $193.6 million that we classified within assets held for sale as of December 31, 2013.
(7)	Total debt obligations includes approximately $80.4 million that we classified within liabilities related to assets held for sale as of December 31, 2013.
(8)	Funds from Operations (FFO) and Company-Defined FFO are defined, reconciled to GAAP net income, and discussed below in “Selected Information Regarding our Operations – How We Measure Our Operating Performance – Funds From Operations”.

Share Redemptions

With respect to our share redemption program for Class E shares, the program imposes greater restrictions on the amount of Class E shares that can be redeemed in any given quarter compared with our share redemption program for Class A, Class W and Class I shares. As a result of such restrictions, coupled with higher demand for redemptions, we have honored Class E share redemption requests on a pro rata basis since March 2009, being unable to satisfy all requests.

Below is a summary of common stock redemptions pursuant to the Class E share redemption program for each quarter during 2013 and the first quarter of 2014. Additionally, during the fourth quarter of 2013 and first quarter of 2014, we satisfied 100% of redemption requests received pursuant to our Class A, Class W and Class I share redemption program; in the first quarter of 2014 we redeemed 33,149 Class I shares for an average price of approximately $6.83 per share pursuant to our Class A, Class W and Class I share redemption program.

For the Quarter Ended:	Number of Shares Requested for Redemption	Number of Shares Redeemed	Percentage of Shares Requested for Redemption Redeemed	Percentage of Shares Requested for Redemption Redeemed Pro Rata (1)	Average Price Paid per Share
March 31, 2013	14,978	1,721	11.5%	8.7%	$6.79
June 30, 2013	15,824	4,145	26.2%	22.6%	6.83
September 30, 2013	13,968	2,111	15.1%	11.4%	6.87
December 31, 2013	15,368	2,004	13.0%	9.6%	6.93

Average 2013	15,035	2,495	16.6%	13.2%	$6.85
March 31, 2014	17,974	1,845	10.3%	6.7%	$6.96

Average 2014	17,974	1,845	10.3%	6.7%	$6.96

(1)	Represents redemptions of shares from investors that did not qualify for death or disability.

Distribution Information

On March 20, 2014, our board of directors authorized a quarterly distribution of $0.0875 per share of common stock for the second quarter of 2014, subject to adjustment for class-specific expenses, although it reserves the right to revisit this distribution level during the quarter with respect to record dates that have not yet passed. The distribution will be payable to stockholders of record as of the close of business on each day during the period, from April 1, 2014 through and including June 30, 2014, prorated for the period of ownership. Distributions on our shares accrue daily.

In the prior five quarters, our board of directors authorized quarterly distributions for our stockholders equal to $0.0875 per share for all four quarters of 2013 and the first quarter of 2014, subject to adjustment for class-specific expenses. We paid these distributions on April 16, 2013, July 16, 2013, October 16, 2013, January 16, 2014, and April 16, 2014, respectively.

The following table sets forth relationships between the amounts of total distributions, including distributions to noncontrolling interests, declared for such period and the amount reported as cash flow from operations in accordance with GAAP, and the amount reported as NAREIT-defined FFO for each quarter during 2013 and the first quarter of 2014. All authorized distributions reduce our NAV, including those funded with borrowings.

Three Months Ended:	Paid in Cash	% Paid in Cash	Reinvested in Shares	% Reinvested in Shares	Total	Cash Flow from Operations (1)	% Funded with Cash Flows from Operations (1)	Borrowings (2)	% Funded with Borrowings
March 31, 2013	$11,728	69%	$5,389	31%	$17,117	$17,117	100%	$—	0%
June 30, 2013	11,817	69%	5,289	31%	17,106	21,882	100%	—	0%
September 30, 2013	11,491	68%	5,291	32%	16,782	23,325	100%	—	0%
December 31, 2013	11,535	69%	5,238	31%	16,773	24,265	100%	—	0%

Total 2013	$46,571	69%	$21,207	31%	$67,778	$86,589	100%	$—	0%

March 31, 2014	$11,444	69%	$5,173	31%	$16,617	$16,617	100%	$—	0%

Total 2014	$11,444	69%	$5,173	31%	$16,617	$16,617	100%	$—	0%

(1)	Commencing on January 1, 2009, expenses associated with the acquisition of real property, including acquisition fees paid to our Advisor and gains or losses related to the change in fair value of contingent consideration related to the acquisition of real property, are recorded to earnings and as a deduction to our cash from operations. See “Selected Information Regarding Our Operations—How We Measure Our Operating Performance” for a discussion of acquisition-related expenses, net of other gains, and its impact on our cash flow from operations.
(2)	For purposes of this table, we presented the amounts funded from borrowings by subtracting the amount reported for cash flow from operations in accordance with GAAP from the total amount of distributions declared for such period.

For the three months ended March 31, 2014 and the year ended December 31, 2013, our NAREIT-defined FFO was $21.1 million and $91.8 million, respectively, or 127% and 135%, respectively, of our total distributions paid. NAREIT-defined FFO is an operating metric and should not be used as a liquidity measure. However, management believes the relationship between NAREIT-defined FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. The definition of NAREIT-defined FFO, a reconciliation to GAAP net income, and a discussion of NAREIT-defined FFO’s inherent limitations are provided below in “Selected Information Regarding Our Operations – How We Measure Our Operating Performance.”

How We Measure Our Operating Performance

Funds From Operations

FFO Definition (“FFO”)

We believe that FFO, as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), is a meaningful supplemental measure of our operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expense. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for real estate investment trusts that consists of net income (loss), calculated in accordance with GAAP, plus real estate-related depreciation and amortization and impairment of depreciable real estate, less gains (or losses) from dispositions of real estate held for investment purposes.

The following unaudited table presents a reconciliation of FFO to net income (loss) for the three months ended March 31, 2014 and 2013, and the years ended December 31, 2013, 2012, 2011, 2010 and 2009 (amounts in thousands, except per share information).

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Reconciliation of net earnings to FFO:
Net loss attributable to common stockholders	$27,438	$(5,367)	$52,468	$(22,261)	$(57,680)	$(20,702)	$(44,785)
Add (deduct) NAREIT-defined adjustments:
Real estate depreciation and amortization expense	22,350	30,523	108,191	129,116	126,890	98,635	57,834
(Gain) loss on real estate property dispositions	(33,155)	(1,213)	(74,306)	(21,108)	(13,588)	10,627	—
Impairment of real property	—		2,600	5,700	23,500	3,900	—
Noncontrolling interests’ share of net income (loss)	4,550	(499)	4,002	(110)	(6,886)	(1,705)	(2,296)
Noncontrolling interests’ share of FFO	(1,561)	(2,001)	(7,739)	(8,486)	(6,999)	(7,027)	(2,809)

FFO attributable to common shares-basic	19,622	21,443	85,216	82,851	65,237	83,728	7,944
FFO attributable to dilutive OP units	1,456	1,695	6,575	6,947	4,810	4,660	363

FFO attributable to common shares-diluted	$21,078	$23,138	$91,791	$89,798	$70,047	$88,388	$8,307

FFO per share-basic and diluted	$0.11	$0.12	0.48	0.46	0.35	0.45	0.05

Weighted average number of shares outstanding
Basic	176,873	178,792	178,196	181,982	183,813	184,215	174,006

Diluted	189,993	192,927	191,932	197,244	197,377	193,773	181,109

Company-Defined FFO

As part of its guidance concerning FFO, NAREIT has stated that the “management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community.” As a result, modifications to FFO are common among REITs as companies seek to provide financial measures that meaningfully reflect the specific characteristics of their businesses. In addition to the NAREIT definition of FFO and other GAAP measures, we provide a Company-Defined FFO measure that we believe is helpful in assisting management and investors assess the sustainability of our operating performance. As described further below, our Company-Defined FFO presents a performance metric that adjusts for items that we do not believe to be related to our ongoing operations. In addition, these adjustments are made in connection with calculating certain of the Company’s financial covenants including its interest coverage ratio and fixed charge coverage ratio and therefore we believe this metric will help our investors better understand how certain of our lenders view and measure the financial performance of the Company and ultimately its compliance with these financial covenants. However, no single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity and results of operations.

Our Company-Defined FFO is derived by adjusting FFO for the following items: gains and losses on real estate securities, gains and losses associated with provisions for loss on debt-related investments, acquisition-related expenses, gains and losses on derivatives and gains and losses associated with extinguishment of debt and financing commitments. Management’s evaluation of our future operating performance excludes these items based on the following economic considerations:

Gains and losses on real estate securities and provision for loss on debt-related investments—Our investment strategy does not include purchasing and selling real properties, real estate securities or debt-related investments for purposes of generating short-term gains. Rather, our strategy is focused on longer term investments while generating current income. As such, management believes any gains or losses generated from the sale or impairment of any of our real estate securities or debt-related investments are not related to our ongoing operations. Management believes that providing a performance metric based primarily on income generated from the portfolio, absent the effects of gains and losses and impairments, to be a useful metric providing for a better indication of the sustainability of our operating performance for management and investors.

Acquisition-related expenses—For GAAP purposes, expenses associated with the acquisition of real property, including acquisition fees paid to our Advisor and gains or losses related to the change in fair value of contingent consideration related to the acquisition of real property, are recorded to earnings. We believe by excluding acquisition-related expenses, Company-Defined FFO provides useful supplemental information for management and investors when evaluating the sustainability of our operating performance, because these types of expenses are directly correlated to our investment activity rather than our ongoing operating activity.

Gains and losses on derivatives—Gains and losses on derivatives represent the gains or losses on the fair value of derivative instruments that are not accounted for as hedges of the underlying financing transactions. Such gains and losses may be due to the nonoccurrence of forecasted financings or ineffectiveness due to changes in the expected terms of financing transactions. As these gains or losses relate to underlying long-term assets and liabilities, where we are not speculating or trading assets, our management believes that any such gains or losses are not reflective of our ongoing operations. Accordingly, we believe by excluding anticipated gains or losses on derivatives, Company-Defined FFO provides useful supplemental information for management and investors when evaluating the sustainability of our operating performance.

Losses on extinguishment of debt and financing commitments—Losses on extinguishment of debt and financing commitments represent losses incurred as a result of the early retirement of debt obligations and breakage costs and fees incurred related to rate lock agreements with prospective lenders. Such losses may be due to dispositions of assets, the repayment of debt prior to its contractual maturity or the nonoccurrence of forecasted financings. Our management believes that any such losses are not related to our ongoing operations. Accordingly, we believe by excluding losses on extinguishment of debt and financing commitments, Company-Defined FFO provides useful supplemental information for management and investors when evaluating the sustainability of our operating performance.

We also believe that Company-Defined FFO allows investors and analysts to compare the performance of our portfolio with other REITs that are not currently affected by the adjusted items. In addition, as many other REITs adjust FFO to exclude the items described above, we believe that our calculation and reporting of Company-Defined FFO may assist investors and analysts in comparing our performance with that of other REITs. However, because Company-Defined FFO excludes items that are an important component in an analysis of our historical performance, such supplemental measure should not be construed as a complete historical performance measure and may exclude items that have a material effect on the value of our common stock.

The following unaudited table presents a reconciliation of Company-Defined FFO to FFO for the three months ended March 31, 2014 and 2013, and the years ended December 31, 2013, 2012, 2011, 2010 and 2009 (amounts in thousands, except per share information).

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Reconciliation of FFO to Company-Defined FFO:
FFO attributable to common shares-basic	$19,622	$21,443	$85,216	$82,851	$65,237	$83,728	$7,944
Add (deduct) our adjustments:
Gain on disposition of securities	—	—	—	—	—	(39,870)	—
Other-than-temporary impairment and related amortization on securities	—	—	—	—	3,495	7,351	16,407
Provision for loss on debt-related investments	—	—	—	—	23,037	1,278	17,339
Acquisition-related expenses (gains)	—	—	337	325	610	18,185	4,936
(Gain) loss on derivatives	—	—	—	19	85	245	7,998
Loss on extinguishment of debt and financing commitments	63	270	2,507	5,675	95	5,094	—
Noncontrolling interests’ share of NAREIT-defined FFO	1,561	2,001	7,739	8,486	6,999	7,027	2,809
Noncontrolling interests’ share of Company-Defined FFO	(1,565)	(2,020)	(7,940)	(8,954)	(8,878)	(6,352)	(4,614)

Company-Defined FFO attributable to common shares-basic	19,681	21,694	87,859	88,402	90,680	76,686	52,819
Company-Defined FFO attributable to dilutive OP units	1,460	1,715	6,776	7,414	6,689	3,979	2,156

Company-Defined FFO attributable to common shares-diluted	$21,141	$23,409	$94,635	$95,816	$97,369	$80,665	$54,975

Company-Defined FFO per share-basic and diluted	$0.11	$0.12	0.49	0.49	0.49	0.42	0.30

Weighted average number of shares outstanding
Basic	176,873	178,792	178,196	181,982	183,813	184,215	174,006

Diluted	189,993	192,927	191,932	197,244	197,377	193,773	181,109

Limitations of FFO and Company-Defined FFO

FFO (both NAREIT-defined and Company-Defined) is presented herein as a supplemental financial measure and has inherent limitations. We do not use FFO or Company-Defined FFO as, nor should they be considered to be, an alternative to net income (loss) computed under GAAP as an indicator of our operating performance, or as an alternative to cash from operating activities computed under GAAP, or as an indicator of liquidity or our ability to fund our short or long-term cash requirements, including distributions to stockholders. Management uses FFO and Company-Defined FFO as indications of our future operating performance and as a guide to making decisions about future investments. Our FFO and Company-Defined FFO calculations do not present, nor do we intend them to present, a complete picture of our financial condition and operating performance. In addition, other REITs may define FFO and an adjusted FFO metric differently and choose to treat impairment charges, acquisition-related expenses and potentially other accounting line items in a manner different from us due to specific differences in investment strategy or for other reasons; therefore, comparisons with other REITs may not be meaningful.

Our Company-Defined FFO calculation is limited by its exclusion of certain items previously discussed, but we continuously evaluate our investment portfolio and the usefulness of our Company-Defined FFO measure in relation thereto. We believe that net income (loss) computed under GAAP remains the primary measure of performance and that FFO or Company-Defined FFO are only meaningful when they are used in conjunction with net income (loss) computed under GAAP. Further, we believe that our consolidated financial statements, prepared in accordance with GAAP, provide the most meaningful picture of our financial condition and operating performance.

Specifically with respect to fees and expenses associated with the acquisition of real property, which are excluded from Company-Defined FFO, such fees and expenses are characterized as operational expenses under GAAP and included in the determination of net income (loss) and income (loss) from operations, both of which are performance measures under GAAP. The purchase of operating properties is a key strategic objective of our business plan focused on generating operating income and cash flow in order to fund our obligations and to make distributions to investors. However, as the corresponding acquisition-related costs are paid in cash, these acquisition-related costs negatively impact our GAAP operating performance and our GAAP cash flows from operating activities during the period in which properties are acquired. In addition, if we acquire a property after all offering proceeds from our public offerings have been invested, there will not be any offering proceeds to pay the corresponding acquisition-related costs. Accordingly, such costs will then be paid from other sources of cash such as additional debt proceeds, operational earnings or cash flow, net proceeds from the sale of properties, or other ancillary cash flows. Among other reasons as previously discussed, the treatment of acquisition-related costs is a reason why Company-Defined FFO is not a complete indicator of our overall financial performance, especially during periods in which properties are being acquired. Note that, pursuant to our valuation procedures, acquisition expenses result in an immediate decrease to our NAV.

FFO and Company-Defined FFO may not be useful performance measures as a result of the various adjustments made to net income for the charges described above to derive such performance measures. Specifically, we intend to operate as a perpetual-life vehicle and, as such, it is likely for our operating results to be negatively affected by certain of these charges in the future, specifically acquisition-related expenses, as it is currently contemplated as part of our business plan to acquire additional investment properties which would result in additional-acquisition related expenses. Any change in our operational structure would cause the non-GAAP measure to be re-evaluated as to the relevance of any adjustments included in the non-GAAP measure. As a result, we caution investors against using FFO or Company-Defined FFO to determine a price to earnings ratio or yield relative to our NAV.

Further, FFO or Company-Defined FFO is not comparable to the performance measure established by the Investment Program Association (the “IPA”), referred to as “modified funds from operations,” or “MFFO,” as MFFO makes further adjustments including certain mark-to-market items and adjustments for the effects of straight-line rent. As such, FFO and Company-Defined FFO may not be comparable to the MFFO of non-listed REITs that disclose MFFO in accordance with the IPA standard. More specifically, Company-Defined FFO has limited comparability to the MFFO and other adjusted FFO metrics of those REITs that do not intend to operate as perpetual-life vehicles as such REITs have a defined acquisition stage. Because we do not have a defined acquisition stage, we may continue to acquire real estate and real estate-related investments for an indefinite period of time. Therefore, Company-Defined FFO may not reflect our future operating performance in the same manner that the MFFO or other adjusted FFO metrics of a REIT with a defined acquisition stage may reflect its operating performance after the REIT had completed its acquisition stage.

Neither the Commission nor any other regulatory body, nor NAREIT, has adopted a set of standardized adjustments that includes the adjustments that we use to calculate Company-Defined FFO. In the future, the Commission or another regulatory body, or NAREIT, may decide to standardize the allowable adjustments across the non-listed REIT industry at which point we may adjust our calculation and characterization of Company-Defined FFO.

CAPITALIZATION

The following table sets forth our actual capitalization as of March 31, 2014. The information set forth in the following table should be read in conjunction with our historical financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (a) for the year ended December 31, 2013, which are included in our Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated by reference into the Prospectus, and (b) for the three months ended March 31, 2014, which are included in this Supplement. The amounts in the table are in thousands except share data.

As of March 31, 2014
FINANCING:
Mortgage notes and other secured borrowings	$918,716
Unsecured borrowings	270,000
Financing obligations	18,014

Total Financing	1,206,730
EQUITY:
Stockholders’ equity:
Preferred stock, $0.01 par value; 200,000,000 shares authorized; none outstanding	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 175,461,058 shares issued and outstanding, as of March 31, 2014	1,755
Additional paid-in capital	1,576,970
Distributions in excess of earnings	(848,768)
Accumulated other comprehensive income (loss)	(10,586)

Total stockholders’ equity	719,371
Noncontrolling interests	87,272

Total Equity	806,643

TOTAL CAPITALIZATION	$2,013,373

FEES AND EXPENSES PAYABLE TO OUR ADVISOR, OUR DEALER MANAGER AND THEIR AFFILIATES

The table below provides information regarding fees and expenses paid or payable to our Advisor, our Dealer Manager, and their affiliates in connection with their services provided to us. The table includes amounts incurred and payable for the three months ended March 31, 2014 and the year ended December 31, 2013 (amounts in thousands). Please refer to the section of the Prospectus entitled “The Advisor and the Advisory Agreement—Summary of Fees, Commissions and Reimbursements” for more information with respect to the year ended December 31, 2013.

	Incurred For the Three Months Ended March 31, 2014	Payable as of March 31, 2014	Incurred For the Year Ended December 31, 2013	Payable as of December 31, 2013
Advisory fees	$3,743	$1,292	$15,120	$1,382
Other reimbursements (1)	2,038	91	6,234	96
Asset management fees related to the disposition of real properties	1,908	—	2,639	—
Development management fee	83	1	223	82
Dealer manager and distribution fees (2)	77	7	1,415	4

Total	$7,849	$1,391	$25,631	$1,564

(1)	Includes approximately $396,000 in offering-related expenses comprising approximately $331,000 of costs incurred by our Advisor and approximately $65,000 of costs incurred by our Dealer Manager during the three months ended March 31, 2014. Amount reported for the year ended December 31, 2013 includes approximately $1.6 million in offering-related expenses comprising approximately $1.4 million of costs incurred by our Advisor and approximately $213,000 of costs incurred by our Dealer Manager.
(2)	During the three months ended March 31, 2014, we incurred approximately $77,000 in dealer manager fees, all of which was re-allowed to participating broker-dealers. During the year ended December 31, 2013, we incurred approximately $1.4 million in dealer manager fees, of which approximately $1.3 million was re-allowed to participating broker-dealers.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Dividend Capital Diversified Property Fund Inc. is a Maryland corporation formed on April 11, 2005 to invest in a diverse portfolio of real property and real estate related investments.

We believe we have operated in such a manner to qualify as a REIT for federal income tax purposes, and we utilize an UPREIT organizational structure to hold all or substantially all of our assets through our Operating Partnership. Furthermore, our Operating Partnership wholly owns a taxable REIT subsidiary, DCTRT Leasing Corp. (the “TRS”), through which we execute certain business transactions that might otherwise have an adverse impact on our status as a REIT if such business transactions were to occur directly or indirectly through our Operating Partnership. We are an externally managed REIT and have no employees. Our day-to-day activities are managed by our Advisor, a related party, under the terms and conditions of the Advisory Agreement.

The primary sources of our revenue and earnings include rent received under long-term operating leases of our properties, including reimbursements from customers for certain operating costs, and interest payments received from our debt related investments. Our primary expenses include rental expenses, depreciation and amortization expenses, general and administrative expenses, asset management and advisory fees, and interest expenses.

As of March 31, 2014, we had total investments with an estimated fair value of approximately $2.4 billion (calculated in accordance with our valuation procedures), comprised of:

(1)	68 operating properties located in 24 geographic markets in the United States, aggregating approximately 11.7 million net rentable square feet. As of March 31, 2014, our real property portfolio was approximately 92.2% leased. Our real property portfolio consists of:

•	25 office properties located in 15 geographic markets, aggregating approximately 5.0 million net rentable square feet, with an aggregate fair value amount of approximately $1.4 billion;

•	30 retail properties located in seven geographic markets, aggregating approximately 3.0 million net rentable square feet, with an aggregate fair value amount of approximately $715.2 million; and

•	13 industrial properties located in nine geographic markets, aggregating approximately 3.7 million net rentable square feet, with an aggregate fair value amount of approximately $261.9 million.

(2)	Approximately $94.2 million in net debt related investments, including (i) investments in mortgage notes of approximately $77.6 million and (ii) investments in mezzanine loans of $16.6 million.

Consistent with our investment strategy, we currently have four business segments: (i) investments in office real property, (ii) investments in industrial real property, (iii) investments in retail real property, and (iv) debt related investments. We may have additional segments in the future to the extent we enter into additional real property sectors, such as multifamily, hospitality, and other real property types. For a discussion of our business segments and the associated revenue and net operating income by segment, see Note 10 to our financial statements included in “Financial Statements – Notes to Condensed Consolidated Financial Statements.”

Any future and near-term obligations are expected to be funded primarily through the use of cash on hand, cash generated from operations, proceeds from our public offerings, proceeds from the sale of existing investments, and the issuance and assumption of debt obligations.

•	Cash on hand — As of March 31, 2014, we had approximately $81.3 million of cash and cash equivalents.

•	Cash available under our line of credit — As of March 31, 2014, the unused portion of our revolving credit facility was approximately $350.0 million, of which approximately $169.6 million was available.

•	Cash generated from operations — During the three months ended March 31, 2014, we generated approximately $17.0 million from operations of our real properties and income from debt related investments.

•	Proceeds from public offerings of equity securities — We currently maintain this offering, which consists of the offer and sale of up to $3,000,000,000 of our shares of common stock, of which $2,250,000,000 of shares are expected to be offered to the public in a primary offering and $750,000,000 of shares are expected to be offered to our stockholders pursuant to an amended and restated distribution reinvestment plan (subject to our right to reallocate such amounts). During the three months ended March 31, 2014, we raised approximately $4.2 million in proceeds from the sale of Class A, W, and I shares in the Offering, including approximately $135,000 under the distribution reinvestment plan. Additionally, during the three months ended March 31, 2014, we received approximately $5.2 million in proceeds from the Class E DRIP Offering.

•	Proceeds from sales and repayments of existing investments — During the three months ended March 31, 2014, we sold 14 operating properties for approximately $201.3 million. After buyer credits, closing costs, the repayment of the related mortgage notes, and the reclassification of certain proceeds to restricted cash, we received net proceeds of $90.4 million. In addition, during that period three of our debt related investments with aggregate principal balances of $29.7 million were repaid to us in full.

We believe that our existing cash balance, the borrowing capacity available to us under the revolving credit facility component of our senior unsecured term loan and revolving line of credit, cash generated from operations, proceeds from our public offerings and our ability to sell investments remains adequate to meet our expected capital obligations for the next twelve months. Maintaining a strong balance sheet remains critical in the current market to position us well to preserve the value of our portfolio and to take advantage of investment opportunities.

Net Asset Value Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation procedures that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV on a daily basis. The Independent Valuation Firm manages the fundamental element of the valuation process—the valuation of our real property portfolio. Our board of directors, including a majority of our independent directors, approved the Independent Valuation Firm.

The following table sets forth the components of NAV for the Company as of March 31, 2014 and December 31, 2013 (amounts in thousands except per share information). As used below, “Fund Interests” means our Class E shares, Class A shares, Class W shares, and Class I shares, along with the Class E OP Units held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

	As of March 31, 2014	As of December 31, 2013
Office Properties	$1,355,230	$1,378,080
Industrial Properties	261,900	430,770
Retail Properties	715,225	716,525

Real properties	2,332,355	2,525,375
Debt related investments	94,180	123,935
Cash and other assets, net of other liabilities	77,452	3,904
Debt obligations	(1,182,210)	(1,325,286)
Outside investor’s interests	(10,512)	(16,004)

Aggregate Fund NAV	$1,311,265	$1,311,924
Total Fund Interests outstanding	188,318	189,280
NAV per Fund Interest	$6.96	$6.93

When the fair value of our real estate assets is calculated for the purposes of determining our NAV per share, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). However, our valuation procedures and our NAV are not subject to accounting principles generally accepted in the United States (“GAAP”) and will not be subject to independent audit. In the determination of our NAV, the value of certain of our assets and liabilities are generally determined based on their carrying amounts under GAAP; however, those principles are generally based upon historic cost and therefore may not be determined in accordance with ASC Topic 820. Readers should refer to our audited financial statements for our net book value determined in accordance with GAAP from which one can derive our net book value per share by dividing our stockholders’ equity by shares of our common stock outstanding as of the date of measurement.

Our valuation procedures, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from net book value on a GAAP basis. Most significantly, the valuation of our real estate assets, which is the largest component of our NAV calculation, will be provided to us by the Independent Valuation Firm on a daily basis. For GAAP purposes, these assets are generally recorded at depreciated or amortized cost. Other examples that will cause our NAV to differ from our GAAP net book value, include the straight-lining of rent, which results in a receivable for GAAP purposes that is not included in the determination of our NAV, and, for purposes of determining our NAV, the assumption of a value of zero in certain instances where the balance of a loan exceeds the value of the underlying real estate properties, where GAAP net book value would reflect a negative equity value for such real estate properties, even if such loans are non-recourse. Third party appraisers may value our individual real estate assets using appraisal standards that deviate from market value standards under GAAP. The use of such appraisal standards may cause our NAV to deviate from GAAP fair value principles. We did not develop our valuation procedures with the intention of complying with fair value concepts under GAAP and, therefore, there could be differences between our fair values and the fair values derived from the principal market or most advantageous market concepts of establishing fair value under GAAP.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on your ability to redeem shares under our share redemption programs and our ability to suspend or terminate our share redemption programs at any time. Our NAV does not consider exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Please note that our NAV is not a representation, warranty or guarantee that: (1) we would fully realize our NAV upon a sale of our assets; (2) shares of our common stock would trade at our per share NAV on a national securities exchange; and (3) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The March 31, 2014 valuation for our real properties was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. The aggregate real property valuation of $2.33 billion compares to a GAAP basis of real properties (before accumulated amortization and depreciation and the impact of intangible lease liabilities) of $2.25 billion, representing an increase of approximately $85.8 million or 3.8%. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted averages by property type.

	Office	Industrial	Retail	Weighted Average Basis
Exit capitalization rate	7.03%	7.21%	6.76%	6.98%
Discount rate / internal rate of return (“IRR”)	7.72%	7.87%	7.25%	7.61%
Annual market rent growth rate	3.24%	3.21%	3.02%	3.17%
Average holding period	10.5	10.4	10.5	10.5

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, an increase in the weighted-average annual discount rate/IRR and the exit capitalization rate of 0.25% would reduce the value of our real properties by approximately 1.87% and 1.95%, respectively.

The following table sets forth the quarterly changes to the components of NAV for the company and the reconciliation of NAV changes for each class of shares (amounts in thousands, except per share and footnoted information):

	Total	Class E Common Stock	Class A Common Stock	Class W Common Stock	Class I Common Stock	Class E OP Units
NAV as of December 31, 2013	$1,311,924	$1,186,996	$1,502	$1,447	$29,992	$91,987
Fund level changes to NAV
Realized/unrealized gains (losses) on net assets	2,821	2,553	5	4	64	195
Income accrual	23,612	21,361	45	36	539	1,631
Net dividend accrual	(16,607)	(15,040)	(25)	(22)	(372)	(1,148)
Advisory fee	(3,743)	(3,387)	(7)	(6)	(85)	(258)
Performance based fee	(19)	(18)	*	*	*	(1)
Class specific changes to NAV
Dealer Manager fee	(14)	—	(4)	(3)	(7)	—
Distribution fee	(3)	—	(3)	—	—	—

NAV as of March 31, 2014 before share sale/redemption activity	$1,317,971	$1,192,465	$1,513	$1,456	$30,131	$92,406
Share sale/redemption activity
Shares sold	9,249	5,103	2,413	1,380	353	—
Shares redeemed	(15,955)	(12,843)	—	—	(230)	(2,882)

NAV as of March 31, 2014	$1,311,265	$1,184,725	$3,926	$2,836	$30,254	$89,524

Shares outstanding as of December 31, 2013	189,280	171,255	216	209	4,327	13,273
Shares sold	1,332	735	348	198	51	—
Shares redeemed	(2,294)	(1,845)	—	—	(33)	(416)

Shares outstanding as of March 31, 2014	188,318	170,145	564	407	4,345	12,857
NAV per share as of December 31, 2013		$6.93	$6.93	$6.93	$6.93	$6.93
Change in NAV per share		0.03	0.03	0.03	0.03	0.03

NAV per share as of March 31, 2014		$6.96	$6.96	$6.96	$6.96	$6.96

*	Immaterial amounts less than $500 are included in this figure.

How We Measure Our Operating Performance

Funds From Operations

For definitions of FFO and Company-Defined FFO and other important information regarding FFO and Company-Defined FFO, see “Selected Information Regarding Our Operations – How We Measure Our Operating Performance” above.

The following unaudited table presents a reconciliation of FFO to net income (loss) for the three months ended March 31, 2014 and 2013 (amounts in thousands, except per share information):

	For the Three Months Ended March 31,
	2014	2013
Reconciliation of net earnings to FFO:
Net income (loss) attributable to common stockholders	$27,438	$(5,367)
Add (deduct) NAREIT-defined adjustments:
Depreciation and amortization expense(1)	22,350	30,523
Gain on disposition of real property(1)	(33,155)	(1,213)
Noncontrolling interests’ share of net income (loss)	4,550	(499)
Noncontrolling interests’ share of FFO	(1,561)	(2,001)

FFO attributable to common shares-basic	19,622	21,443
FFO attributable to dilutive OP units	1,456	1,695

FFO attributable to common shares-diluted	$21,078	$23,138

FFO per share-basic and diluted	$0.11	$0.12

Weighted average number of shares outstanding
Basic	176,873	178,792

Diluted	189,993	192,927

(1)	Includes amounts attributable to discontinued operations.

The following unaudited table presents a reconciliation of Company-Defined FFO to FFO for the three months ended March 31, 2014 and 2013 (amounts in thousands, except per share information):

	For the Three Months Ended March 31,
	2014	2013
Reconciliation of FFO to Company-Defined FFO:
FFO attributable to common shares-basic	$19,622	$21,443
Add (deduct) our adjustments:
Loss on extinguishment of debt and financing commitments	63	270
Noncontrolling interests’ share of NAREIT-defined FFO	1,561	2,001
Noncontrolling interests’ share of Company-Defined FFO	(1,565)	(2,020)

Company-Defined FFO attributable to common shares-basic	19,681	21,694
Company-Defined FFO attributable to dilutive OP units	1,460	1,715

Company-Defined FFO attributable to common shares-diluted	$21,141	$23,409

Company-Defined FFO per share-basic and diluted	$0.11	$0.12

Weighted average number of shares outstanding
Basic	176,873	178,792

Diluted	189,993	192,927

Net Operating Income (“NOI”)

We also use NOI as a supplemental financial performance measure because NOI reflects the specific operating performance of our real properties and debt related investments and excludes certain items that are not considered to be controllable in connection with the management of each property, such as other-than-temporary impairment, losses related to provisions for losses on debt related investments, gains or losses on derivatives, acquisition-related expenses, losses on extinguishment of debt and financing commitments, interest income, depreciation and amortization, general and administrative expenses, asset management fees, interest expense and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance as a whole, since it does exclude such items that could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance. We present NOI in the tables below, and include a reconciliation to GAAP in Note 10 to our financial statements included in “Financial Statements – Notes to Condensed Consolidated Financial Statements.”

Our Operating Results

Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013

The following unaudited table illustrates the changes in rental revenue, rental expenses and net operating income for the three months ended March 31, 2014 compared to the three months ended March 31, 2013. Our same store portfolio includes all operating properties that we owned for the entirety of both the current and prior year reporting periods. Our same store portfolio includes 67 properties acquired prior to January 1, 2013 and owned through March 31, 2014, comprising approximately 11.4 million square feet. A discussion of these changes follows the table (dollar amounts in thousands):

	For the Three Months Ended March 31,
	2014	2013	$ Change	% Change
Revenue
Base rental revenue-same store (1)	$43,249	$42,376	$873	2%
Other rental revenue-same store	8,549	7,634	915	12%

Total rental revenue-same store	51,798	50,010	1,788	4%
Rental revenue-2013/2014 acquisitions/dispositions	3,262	626	2,636	421%

Total rental revenue	55,060	50,636	4,424	9%
Debt related income	2,013	2,735	(722)	-26%

Total revenue	$57,073	$53,371	$3,702	7%

Rental Expenses
Same store	$11,967	$10,680	$1,287	12%
2013/2014 acquisitions/dispositions	1,380	216	1,164	539%

Total rental expenses	$13,347	$10,896	$2,451	22%

Net Operating Income (2)
Real property-same store	$39,831	$39,330	$501	1%
Real property-2013/2014 acquisitions/dispositions	1,882	410	1,472	359%
Debt related income	2,013	2,735	(722)	-26%

Total net operating income	$43,726	$42,475	$1,251	3%

(1)	Base rental revenue represents contractual base rental revenue earned by us from our tenants and does not include the impact of certain GAAP adjustments to rental revenue, such as straight-line rent adjustments, amortization of above-market intangible lease assets or the amortization of below-market lease intangible liabilities. Such GAAP adjustments and other rental revenue such as expense recovery revenue are included in the line item, referred to as “other rental revenue.”
(2)	For a discussion as to why we view net operating income to be an appropriate supplemental performance measure, refer to “—How We Measure Our Operating Performance—Net Operating Income” above. See also Note 10 to our financial statements included in “Financial Statements – Notes to Condensed Consolidated Financial Statements.”

Rental Revenue

Total rental revenue increased by approximately $4.4 million, or 9%, for the three months ended March 31, 2014, compared to the same period in 2013, primarily due to our acquisition of an additional office property in the fourth quarter of 2013. Our operating portfolio was approximately 92.2% leased as of March 31, 2014, compared to approximately 93.8% as of March 31, 2013.

Same store base rental revenue increased approximately $873,000 for the three months ended March 31, 2014, compared to the same period in 2013. The increase comprised (i) a $1.7 million increase in our same store office portfolio, resulting primarily from a 215 basis point increase in average percentage leased square feet year-over-year and the expiration of rental concessions, and (ii) a $277,000 increase in our same store retail portfolio, partially offset by a $1.1 million decrease in our same store industrial portfolio due largely to a 10.6% decline in average percentage leased square feet (from 100% to 89.4%). At the total same store portfolio level, the increase is due to a $0.75 year-over-year increase in our average base rent per leased square foot (from $15.73 to $16.48), partially offset by a 241 basis point year-over-year decrease in our average percentage leased square feet (from 94.7% to 92.2%).

Same store other rental revenue increased approximately $915,000, or 12%, for the three months ended March 31, 2014 compared to the same period in 2013. The increase is primarily due to the severe winter weather in our northeastern markets in the first three months of 2014 that caused our recoverable income related to snow removal and maintenance costs to increase compared to 2013.

Debt Related Income

Debt related income decreased for the three months ended March 31, 2014, compared to the same period in 2013. The decrease is primarily attributable to the repayments of debt related investments of approximately $91.3 million during 2013 and 2014, partially offset by the investment of approximately $13.0 million in debt related investments in the same period.

Rental Expenses

Total rental expenses increased by approximately $2.5 million, or 22%, for the three months ended March 31, 2014, compared to the same period in 2013, due to an increase in recoverable expenses primarily due to the severe winter weather in our northeastern markets during 2014 that caused our snow removal and maintenance costs to increase compared to 2013.

Other Operating Expenses

General and administrative expenses: General and administrative expenses increased for the three months ended March 31, 2014, compared to the same period in 2013, primarily due to increased personnel costs due to additional headcount in the current period and an increase in costs related to current year business development activity.

Other Income (Expenses)

Interest expense: Interest expense decreased for the three months ended March 31, 2014, compared to the same period in 2013, due to lower overall borrowings, particularly lower mortgage notes and other secured borrowings, resulting from our repayment of debt upon the disposition of real properties and the repayment of debt investments. The following table further describes our interest expense by debt obligation, and includes amortization of deferred financing costs, amortization related to our derivatives, and amortization of discounts and premiums (amounts in thousands):

	For the Three Months Ended March 31,
	2014	2013
Debt Obligation
Mortgage notes (1)	$13,687	$18,682
Unsecured borrowings	2,118	1,951
Other secured borrowings	362	1,223
Financing obligations	298	295

Total interest expense	$16,465	$22,151

(1)	Includes interest expense attributable to discontinued operations of $296,000 and $5.6 million for the three months ended March 31, 2014 and 2013, respectively.

Liquidity and Capital Resources

Liquidity Outlook

We believe our existing cash balance, our available credit under our line of credit, cash from operations, additional proceeds from our public offerings, proceeds from the sale of existing investments, and prospective debt or equity issuances will be sufficient to meet our liquidity and capital needs for the foreseeable future, including the next 12 months. Our capital requirements over the next 12 months are anticipated to include, but are not limited to, operating expenses, distribution payments, debt service payments, including debt maturities of approximately $85.1 million, of which we repaid $38.7 million subsequent to March 31, 2014, and of which $37.8 million are subject to certain extension options, share redemption payments, acquisitions of real property and debt related investments.

In order to maintain a reasonable level of liquidity for redemptions of Class A, Class W and Class I shares pursuant to our Class A, W and I Share Redemption Program, we intend to generally maintain under normal circumstances the following aggregate allocation to liquid assets: (1) 10% of the aggregate NAV of our outstanding Class A, Class W and Class I shares up to $1 billion of collective Class A, Class W and Class I share NAV, and (2) 5% of the aggregate NAV of our outstanding Class A, Class W and Class I shares in excess of $1 billion of collective Class A, Class W and Class I share NAV. However, our board of directors has the right to modify, suspend or terminate our Class A, W and I Share Redemption Program if it deems such action to be in the best interest of our stockholders. As of March 31, 2014, the aggregate NAV of our outstanding Class A, Class W and Class I shares was approximately $37.0 million.

We calculate our leverage for reporting purposes as our total borrowings, calculated on a GAAP basis, divided by the fair value of our real property and debt related investments. Based on this methodology, as of March 31, 2014, our leverage was 49%. There are other methods of calculating our overall leverage ratio that may differ from this methodology, such as the methodology used in determining our compliance with corporate borrowing covenants.

As of March 31, 2014, we had approximately $81.3 million of cash compared to $24.8 million as of December 31, 2013. The following discussion summarizes the sources and uses of our cash during the three months ended March 31, 2014.

Operating Activities

Net cash provided by operating activities was approximately $17.0 million for the three months ended March 31, 2014, compared to $17.5 million for the same period in 2013. Net cash from operating activities remained consistent with the same period in 2013 largely due to (i) a decrease in the net operating income of our real properties, primarily due to disposition activity, and (ii) a decrease in our debt related investment income, being mostly offset by (i) a decrease in cash paid for interest on borrowings, and (ii) changes related to our operating assets and liabilities due to the timing of payments made and received.

Lease Expirations

Our primary source of funding for our property-level operating expenses and debt service payments is rent collected pursuant to our tenant leases. Our properties are generally leased to tenants for terms ranging from three to ten years. As of March 31, 2014, the weighted average remaining term of our leases was approximately 7.3 years, based on contractual remaining base rent, and 5.3 years, based on square footage. The following is a schedule of expiring leases for our consolidated operating properties by annualized base rent and square footage as of March 31, 2014 and assuming no exercise of lease renewal options (dollar amounts and square footage in thousands):

	Lease Expirations
Year	Number of Leases Expiring	Annualized Base Rent (1)%		Square Feet	%
2014 (2)	88	$7,529	4.1%	1,244	11.6%
2015	89	13,402	7.2%	871	8.1%
2016	60	21,499	11.6%	991	9.2%
2017	51	44,224	23.9%	1,842	17.2%
2018	66	8,116	4.4%	355	3.3%
2019	68	26,966	14.6%	1,423	13.3%
2020	34	10,649	5.8%	506	4.7%
2021	20	13,956	7.5%	1,019	9.5%
2022	15	8,491	4.6%	497	4.6%
2023	19	17,246	9.3%	832	7.7%
Thereafter	24	13,004	7.0%	1,157	10.8%

Total	534	$185,082	100.0%	10,737	100.0%

(1)	Annualized base rent represents the annualized monthly base rent of leases executed as of March 31, 2014.
(2)	Represents the number of leases expiring and annualized base rent for the remainder of 2014. Includes leases that are on a month-to-month basis at annualized amounts.

During the three months ended March 31, 2014, we signed new leases for approximately 98,000 square feet and renewal leases for approximately 526,000 square feet. Tenant improvements and leasing commissions related to these leases were approximately $1.8 million and $1.6 million, respectively, or $2.91 and $2.54 per square foot, respectively.

Investing Activities

Net cash provided by investing activities was approximately $105.7 million for the three months ended March 31, 2014, compared to approximately $15.0 million used in investing activities for the same period in 2013. The increase is primarily due to (i) the disposition of 14 operating properties during the three months ended March 31, 2014, (ii) the payoff of three debt related investments during the three months ended March 31, 2014, and (iii) a lack of investment in debt related investments during the three months ended March 31, 2014, compared to investment of $3.7 million during the three months ended March 31, 2013. During the three months ended March 31, 2014 and 2013, we incurred approximately $4.3 million and $5.4 million in capital expenditures related to our real property portfolio, respectively.

Financing Activities

Net cash used in financing activities during the three months ended March 31, 2014 was approximately $66.2 million and primarily comprised (i) the repayment of line of credit and mortgage note borrowings, (ii) redemptions of common shares and noncontrolling interests, and (iii) distributions to common stockholders and noncontrolling interests, partially offset by proceeds from the sale of common stock. Net cash used in financing activities during the same period in 2013 was approximately $32.5 million, primarily comprising (i) the repayment of mortgage notes and other secured borrowings, (ii) the redemption of common shares and noncontrolling interests, and (iii) distributions to common stockholders and noncontrolling interest holders, partially offset by proceeds from line of credit borrowings.

During the three months ended March 31, 2014, we raised approximately $4.2 million in proceeds from the sale of Class A, W, and I shares, including approximately $135,000 under the distribution reinvestment plan. We have offered and will continue to offer Class E shares of common stock through the Class E DRIP Offering. The amount raised under the Class E DRIP Offering decreased by approximately $267,000 to approximately $5.2 million for the three months ended March 31, 2014, from approximately $5.5 million for the same period in 2013.

Debt Maturities

Six of our mortgage notes with an aggregate outstanding balance as of March 31, 2014 of approximately $134.0 million, and our repurchase facility with an outstanding balance as of March 31, 2014 of $37.8 million, have initial maturities before January 1, 2016. Of these borrowings, the repurchase facility has an extension option beyond December 31, 2015. This extension option is subject to certain lender covenants and restrictions that we must meet to extend the maturity date. We currently believe that we will qualify for and expect to exercise our extension option. However, we cannot guarantee that we will meet the requirements to extend the repurchase facility upon initial maturity. In the event that we do not qualify to extend the repurchase facility, we expect to repay it with proceeds from new borrowings. Additionally, one of the mortgage notes with an outstanding balance as of March 31, 2014 of $38.7 million was repaid subsequent to March 31, 2014 using cash.

For additional information on our upcoming debt maturities, see Note 5 to our financial statements included in “Financial Statements – Notes to Condensed Consolidated Financial Statements.”

Distributions

To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our real estate investment trust taxable income, determined without regard to the deduction for distributions paid and by excluding net capital gains. The payment of distributions is determined by our board of directors and may be adjusted at its discretion at any time. Distribution levels are set by our board of directors at a level it believes to be appropriate and sustainable based upon a review of a variety of factors including, but not limited to, REIT requirements, the evaluation of existing assets within our portfolio, anticipated acquisitions, projected levels of additional capital to be raised, debt to be incurred in the future and the anticipated results of operations.

The following table sets forth relationships between the amount of distributions declared for such period and the amount reported as cash flow from operations in accordance with GAAP for the three months ended March 31, 2014 and 2013 (dollar amounts in thousands):

	For the Three Months Ended
	March 31, 2014	% of Total Distributions	March 31, 2013	% of Total Distributions
Distributions:
Common stock distributions paid in cash	$10,286	61.9%	$10,252	59.9%
Other cash distributions (1)	1,158	7.0%	1,476	8.6%

Total cash distributions	$11,444	68.9%	$11,728	68.5%
Common stock distributions reinvested in common shares	5,173	31.1%	5,389	31.5%

Total distributions	$16,617	100.0%	$17,117	100.0%

Sources of distributions:
Cash flow from operations (2)	$16,617	100.0%	$17,117	100.0%
Borrowings (3)	—	0.0%	—	0.0%
Financial performance metric:
NAREIT-defined FFO (4)	$21,078	126.8%	$23,138	135.2%

(1)	Other cash distributions include distributions declared for OP Units for the respective period, and regular distributions made during the period to our joint venture partners that are noncontrolling interest holders, which exclude distributions of disposition proceeds related to properties sold by the joint ventures.
(2)	Commencing on January 1, 2009, expenses associated with the acquisition of real property, including acquisition fees paid to our Advisor and gains or losses related to the change in fair value of contingent consideration related to the acquisition of real property, are recorded to earnings and as a deduction to our cash from operations. We did not incur any acquisition expenses during the three months ended March 31, 2014 and 2013.
(3)	Our long-term strategy is to fund the payment of quarterly distributions to investors entirely from our operations. There can be no assurance that we will achieve this strategy. In periods where cash flows from operations are not sufficient to fund distributions, we fund any shortfall with proceeds from borrowings.
(4)	NAREIT-defined FFO is an operating metric and should not be used as a liquidity measure. However, management believes the relationship between NAREIT-defined FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. The definition of NAREIT-defined FFO, a reconciliation to GAAP net income, and a discussion of NAREIT-defined FFO’s inherent limitations are provided above in “Selected Information Regarding Our Operations – How We Measure Our Operating Performance.”

Redemptions

The following table sets forth relationships between the amount of redemption requests received by us pursuant to our Class E Share Redemption Program, the resulting pro-rata redemption caps, and actual amounts of Class E shares redeemed under the redemption program for each of the last four quarterly periods (share amounts in thousands):

For the Quarter Ended:	Number of Class E Shares Requested for Redemption	Number of Class E Shares Redeemed	Percentage of Class E Shares Requested for Redemption Redeemed	Percentage of Class E Shares Requested for Redemption Redeemed Pro Rata (1)	Average Price Paid per Share
June 30, 2013	15,824	4,145	26.2%	22.6%	$6.83
September 30, 2013	13,968	2,111	15.1%	11.4%	6.87
December 31, 2013	15,368	2,004	13.0%	9.6%	6.93
March 31, 2014	17,974	1,845	10.3%	6.7%	6.96

Average	15,784	2,526	16.0%	12.4%	$6.88

(1)	Represents redemptions of shares from investors that did not qualify for death or disability.

Additionally, during the first quarter of 2014, we satisfied 100% of redemption requests received pursuant to our Class A, W and I Share Redemption Program; we redeemed 33,149 Class I shares for an average price of approximately $6.83 per share pursuant to our Class A, W and I Share Redemption Program.

CERTAIN HISTORICAL NAV INFORMATION

The following table shows our NAV per share at the end of each quarter since we commenced calculating our daily NAV on July 12, 2012.

Date	Class E	Class A	Class W	Class I
September 30, 2012	$6.64	$6.64	$6.64	$6.64
December 31, 2012	$6.70	$6.70	$6.70	$6.70
March 31, 2013	$6.79	$6.79	$6.79	$6.79
June 30, 2013	$6.83	$6.83	$6.83	$6.83
September 30, 2013	$6.87	$6.87	$6.87	$6.87
December 31, 2013	$6.93	$6.93	$6.93	$6.93
March 31, 2014	$6.96	$6.96	$6.96	$6.96

Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from April 1 through April 30, 2014:

Date	Class E	Class A	Class W	Class I
April 1, 2014	$6.96	$6.96	$6.96	$6.96
April 2, 2014	$6.96	$6.96	$6.96	$6.96
April 3, 2014	$6.96	$6.96	$6.96	$6.96
April 4, 2014	$6.96	$6.96	$6.96	$6.96
April 7, 2014	$6.96	$6.96	$6.96	$6.96
April 8, 2014	$6.96	$6.96	$6.96	$6.96
April 9, 2014	$6.96	$6.96	$6.96	$6.96
April 10, 2014	$6.96	$6.96	$6.96	$6.96
April 11, 2014	$6.96	$6.96	$6.96	$6.96
April 14, 2014	$6.96	$6.96	$6.96	$6.96
April 15, 2014	$6.96	$6.96	$6.96	$6.96
April 16, 2014	$6.96	$6.96	$6.96	$6.96
April 17, 2014	$6.96	$6.96	$6.96	$6.96
April 21, 2014	$6.96	$6.96	$6.96	$6.96
April 22, 2014	$6.96	$6.96	$6.96	$6.96
April 23, 2014	$6.96	$6.96	$6.96	$6.96
April 24, 2014	$6.98	$6.98	$6.98	$6.98
April 25, 2014	$6.98	$6.98	$6.98	$6.98
April 28, 2014	$6.98	$6.98	$6.98	$6.98
April 29, 2014	$6.98	$6.98	$6.98	$6.98
April 30, 2014	$6.97	$6.97	$6.97	$6.97

On any day, our share sales and redemptions are made based on the day’s applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the adverse effect on the value of assets and liabilities that results from a change in the applicable market resulting from a variety of factors such as perceived risk, interest rate changes, inflation and overall general economic changes. Accordingly, we manage our market risk by matching projected cash inflows from operating, investing and financing activities with projected cash outflows for debt service, acquisitions, capital expenditures, distributions to stockholders and unit holders, and other cash requirements. Our debt related investments are our financial instruments that are most significantly and directly impacted by changes in their respective market conditions. In addition, our outstanding borrowings are also directly impacted by changes in market conditions. This impact is largely mitigated by the fact that the majority of our outstanding borrowings have fixed interest rates, which minimize our exposure to the risk that fluctuating interest rates may pose to our operating results and liquidity.

As of March 31, 2014, the outstanding principal balance of variable rate debt investments indexed to LIBOR rates was $25.0 million. If the LIBOR rates relevant to our variable rate debt investments were to decrease 10%, we estimate that our quarterly interest income would decrease by approximately $1,000 based on the LIBOR rates and our outstanding floating-rate debt investments as of March 31, 2014.

As of March 31, 2014, the fair value of our fixed rate debt was $915.6 million and the carrying value of our fixed rate debt was $872.4 million. The fair value estimate of our fixed rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated as of March 31, 2014. As we expect to hold our fixed rate instruments to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instruments, would have a significant impact on our operations.

As of March 31, 2014, we had approximately $78.5 million of unhedged variable rate borrowings outstanding indexed to LIBOR rates. If the LIBOR rates relevant to our remaining variable rate borrowings were to increase 10%, we estimate that our quarterly interest expense would increase by approximately $3,000 based on our outstanding floating-rate debt as of March 31, 2014.

We may seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs by selectively utilizing derivative instruments to hedge exposures to changes in interest rates on loans secured by our assets. We maintain risk management control systems to monitor interest rate cash flow risk attributable to both our outstanding and forecasted debt obligations as well as our potential offsetting hedge positions. While this hedging strategy is designed to minimize the impact on our net income (loss) and funds from operations from changes in interest rates, the overall returns on our investments may be reduced. Our board of directors has established policies and procedures regarding our use of derivative instruments for hedging or other purposes.

In addition to the above described risks, we are subject to additional credit risk. Credit risk refers to the ability of each individual borrower under our debt related investments to make required interest and principal payments on the scheduled due dates. We seek to reduce credit risk by actively monitoring our debt related investments and the underlying credit quality of our holdings. In the event of a significant rising interest rate environment and/or economic downturn, loan and collateral defaults may continue to increase and result in further credit losses that would continue to, or more severely, adversely affect our liquidity and operating results.

EXPERTS

The statements in included in this Supplement under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Net Asset Value Calculation,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions, have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.

FINANCIAL STATEMENTS

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and footnoted information)

	As of
	March 31, 2014	December 31, 2013
	(Unaudited)
ASSETS
Investments in real property	$2,345,681	$2,376,864
Accumulated depreciation and amortization	(466,047)	(452,222)

Total net investments in real property(1)	1,879,634	1,924,642
Debt related investments, net	94,180	123,935

Total net investments	1,973,814	2,048,577
Cash and cash equivalents	81,292	24,778
Restricted cash	35,209	25,550
Other assets, net	67,856	60,328
Assets held for sale(2)	3,301	146,176

Total Assets	$2,161,472	$2,305,409

LIABILITIES AND EQUITY
Liabilities:
Mortgage notes and other secured borrowings(3)	$918,716	$943,045
Unsecured borrowings	270,000	300,000
Intangible lease liabilities, net	72,389	74,413
Other liabilities	93,666	96,272
Liabilities associated with assets held for sale(4)	58	86,668

Total Liabilities	1,354,829	1,500,398
Equity:
Stockholders’ equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 175,461,058 and 176,006,755 shares issued and outstanding, as of March 31, 2014 and December 31, 2013, respectively (5)	1,755	1,760
Additional paid-in capital	1,576,970	1,582,886
Distributions in excess of earnings	(848,768)	(860,747)
Accumulated other comprehensive loss	(10,586)	(10,794)

Total stockholders’ equity	719,371	713,105
Noncontrolling interests	87,272	91,906

Total Equity	806,643	805,011

Total Liabilities and Equity	$2,161,472	$2,305,409

(1)	Includes approximately $81.9 million and $82.4 million, after accumulated depreciation and amortization, in consolidated real property variable interest entity investments as of March 31, 2014 and December 31, 2013, respectively.
(2)	Includes approximately $0 and $143.0 million, after accumulated depreciation and amortization, in consolidated real property variable interest entity investments as of March 31, 2014 and December 31, 2013, respectively.
(3)	Includes approximately $60.4 million and $60.7 million in consolidated mortgage notes in variable interest entity investments as of March 31, 2014 and December 31, 2013, respectively.
(4)	Includes approximately $0 and $80.4 million in consolidated mortgage notes in variable interest entity investments as of March 31, 2014 and December 31, 2013, respectively.
(5)	Includes 170,144,935 shares of Class E common stock, 563,912 shares of Class A common stock, 407,416 shares of Class W common stock, and 4,344,795 shares of Class I common stock issued and outstanding as of March 31, 2014, and 171,254,036 shares of Class E common stock, 216,745 shares of Class A common stock, 208,889 shares of Class W common stock, and 4,327,085 shares of Class I common stock issued and outstanding as of December 31, 2013.

The accompanying notes are an integral part of these condensed consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share and footnoted information)

	For the Three Months Ended March 31,
	2014	2013
REVENUE:
Rental revenue	$55,060	$50,636
Debt related income	2,013	2,735

Total Revenue	57,073	53,371
EXPENSES:
Rental expense	13,347	10,896
Real estate depreciation and amortization expense	22,350	21,259
General and administrative expenses(1)	2,819	2,361
Advisory fees, related party	3,743	3,684

Total Operating Expenses	42,259	38,200
Other Income (Expenses):
Interest and other income (expense)	(78)	(104)
Interest expense	(16,168)	(16,550)
Loss on extinguishment of debt and financing commitments	(63)	(270)
Gain on sale of real property	3,626	—

Income (loss) from continuing operations	2,131	(1,753)
Discontinued operations, net of taxes(2)	29,857	(4,113)

Net Income (Loss)	31,988	(5,866)

Net income attributable to noncontrolling interests	(4,550)	499

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$27,438	$(5,367)

Net income (loss) per basic and diluted common share:
Continuing operations	$0.01	$(0.01)
Discontinued operations	$0.14	$(0.02)

NET INCOME (LOSS) PER BASIC AND DILUTED COMMON SHARE	$0.15	$(0.03)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	176,873	178,792

Diluted	189,993	192,927

Distributions declared per common share	$0.0874	$0.0875

(1)	Includes approximately $1.6 million and $1.0 million, paid to our Advisor and its affiliates for reimbursable expenses during the three months ended March 31, 2014 and 2013, respectively.
(2)	Includes approximately $1.9 million and $85,000, paid to our Advisor for advisory fees associated with the disposition of real properties during the three months ended March 31, 2014 and 2013, respectively.

The accompanying notes are an integral part of these condensed consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND LOSS

(Unaudited)

(In thousands)

	For the Three Months Ended March 31,
	2014	2013
Net Income (Loss)	$31,988	$(5,866)
Other Comprehensive Income (Loss):
Net unrealized change from available-for-sale securities	(211)	—
Unrealized change from cash flow hedging derivatives	321	646

Comprehensive income (loss)	32,098	(5,220)
Comprehensive (loss) income attributable to noncontrolling interests	(4,452)	452

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$27,646	$(4,768)

The accompanying notes are an integral part of these condensed consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONDENSED CONSOLIDATED STATEMENT OF EQUITY

(Unaudited)

(In thousands)

	Stockholders’ Equity
	Common Stock		Additional Paid-in	Distributions in Excess of	Accumulated Other Comprehensive	Noncontrolling	Total
	Shares	Amount	Capital	Earnings	Income (Loss)	Interests	Equity
Balances, December 31, 2013	176,007	$1,760	$1,582,886	$(860,747)	$(10,794)	$91,906	$805,011

Comprehensive income (loss):
Net income	—	—	—	27,438	—	4,550	31,988
Net unrealized change from available-for-sale securities	—	—	—	—	(196)	(15)	(211)
Unrealized change from cash flow hedging derivatives	—	—	—	—	300	21	321
Common stock:
Issuance of common stock, net of offering costs	1,332	14	8,670	—	—	—	8,684
Redemptions of common stock	(1,878)	(19)	(13,082)	—	—	—	(13,101)
Amortization of stock-based compensation	—	—	7	—	—	—	7
Distributions declared on common stock	—	—	—	(15,459)	—	—	(15,459)
Noncontrolling interests:
Distributions declared to noncontrolling interests	—	—	—	—	—	(5,929)	(5,929)
Redemptions of noncontrolling interests	—	—	(541)	—	104	(2,445)	(2,882)
Buyout of noncontrolling interests	—	—	(970)	—	—	(816)	(1,786)

Balances, March 31, 2014	175,461	$1,755	$1,576,970	$(848,768)	$(10,586)	$87,272	$806,643

The accompanying notes are an integral part of these condensed consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	For the Three Months Ended March 31,
	2014	2013
OPERATING ACTIVITIES:
Net income (loss)	$31,988	$(5,866)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Real estate depreciation and amortization expense	22,350	30,524
Gain on disposition of real property	(33,155)	(1,213)
Loss on extinguishment of debt and financing commitments	63	270
Other adjustments to reconcile loss to net cash provided by operating activities	2,462	1,809
Changes in operating assets and liabilities	(6,686)	(8,072)

Net cash provided by operating activities	17,022	17,452
INVESTING ACTIVITIES:
Capital expenditures in real property	(4,276)	(5,397)
Proceeds from disposition of real property	90,383	7,879
Investment in debt related investments	—	(3,653)
Principal collections on debt related investments	18,415	15,512
Other investing activities	1,214	638

Net cash provided by investing activities	105,736	14,979
FINANCING ACTIVITIES:
Mortgage note principal repayments	(3,418)	(18,513)
Net (repayments of) proceeds from revolving line of credit borrowings	(30,000)	25,000
Repayment of other secured borrowings	(303)	(13,666)
Redemption of common shares	(14,109)	(11,430)
Distributions on common stock	(10,287)	(10,210)
Proceeds from sale of common stock	4,072	795
Offering costs for issuance of common stock	(816)	(414)
Distributions to noncontrolling interest holders	(5,955)	(1,495)
Other financing activities	(5,428)	(2,577)

Net cash used in financing activities	(66,244)	(32,510)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	56,514	(79)
CASH AND CASH EQUIVALENTS, beginning of period	24,778	36,872
CASH AND CASH EQUIVALENTS, end of period	$81,292	$36,793

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$14,910	$19,602
Amount issued pursuant to the distribution reinvestment plan	$5,238	$5,505
Non-cash principal collection on debt related investments *	$7,125	$9,646
Non-cash disposition of real property*	$94,011	$—
Non-cash reduction of mortgage note and other secured borrowings*	$101,136	$—

*	Represents the amount of sales proceeds and debt repayments from the disposition of real property or the repayment of borrowings that we did not receive or pay in cash, primarily due to the repayment or assumption of related borrowings by the purchaser or borrower at closing.

The accompanying notes are an integral part of these condensed consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

(Unaudited)

1. ORGANIZATION

Dividend Capital Diversified Property Fund Inc. is a Maryland corporation formed on April 11, 2005 to invest in a diverse portfolio of real property and real estate related investments. As used herein, “the Company,” “we,” “our” and “us” refer to Dividend Capital Diversified Property Fund Inc. and its consolidated subsidiaries and partnerships except where the context otherwise requires.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes, and we utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of our assets through our operating partnership, Dividend Capital Total Realty Operating Partnership, L.P. (our “Operating Partnership”). Furthermore, our Operating Partnership wholly owns a taxable REIT subsidiary, DCTRT Leasing Corp. (the “TRS”), through which we have executed certain business transactions that might otherwise have an adverse impact on our status as a REIT if such business transactions were to occur directly or indirectly through our Operating Partnership.

We are the sole general partner of our Operating Partnership. In addition, we have contributed 100% of the proceeds received from our offerings of common stock to our Operating Partnership in exchange for partnership units (“OP Units”) representing our interest as a limited partner of the Operating Partnership. As of March 31, 2014 and December 31, 2013, we owned approximately 93.2% and 93.0%, respectively, of the limited partnership interests in our Operating Partnership, and the remaining limited partnership interests in our Operating Partnership were owned by third-party investors. Our Operating Partnership has classes of OP Units that correspond to our four classes of common stock: Class E OP Units, Class A OP Units, Class W OP Units, and Class I OP Units. The OP Units held by third parties are all Class E OP Units. As of March 31, 2014 and December 31, 2013, our Operating Partnership had issued and outstanding approximately 12.9 million and 13.3 million Class E OP Units held by third party investors, respectively, which represent limited partnership interests issued in connection with its private placement offerings.

Dividend Capital Total Advisors LLC (our “Advisor”), a related party, manages our day-to-day activities under the terms and conditions of an advisory agreement (as amended from time to time, the “Advisory Agreement”). Our Advisor and its affiliates receive various forms of compensation, reimbursements and fees for services relating to the investment and management of our real estate assets.

On July 12, 2012, the Securities and Exchange Commission (the “Commission”) declared effective our Registration Statement on Form S-11 (Registration Number 333-175989) (as amended, the “Registration Statement”). The Registration Statement applies to the offer and sale (the “Offering”) of up to $3,000,000,000 of our shares of common stock, of which $2,250,000,000 of shares are expected to be offered to the public in a primary offering and $750,000,000 of shares are expected to be offered to our stockholders pursuant to an amended and restated distribution reinvestment plan (subject to our right to reallocate such amounts). In the Offering, we are offering to the public three classes of shares: Class A shares, Class W shares and Class I shares with net asset value (“NAV”) based pricing. See Part I, Item 2 of this Quarterly Report on Form 10-Q for a description of our valuation procedures and valuation components, including important disclosure regarding real property valuations provided by Altus Group U.S., Inc., an independent valuation firm. Our independent registered public accounting firm does not audit our NAV. Selling commissions, dealer manager fees, and distribution fees are allocated to Class A shares, Class W shares, and Class I shares on a class-specific basis and differ for each class, even when the NAV of each class is the same. We are offering to sell any combination of Class A shares, Class W shares and Class I shares with a dollar value up to the maximum offering amount. We also sell shares of our unclassified common stock, which we refer to as “Class E” shares, pursuant to our distribution reinvestment plan offering registered on our Registration Statement on Form S-3 (Registration Number 333-162636). In the event of a liquidation event, our assets, or the proceeds therefrom, will be distributed ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Other than differing allocable fees and expenses and liquidation rights, Class E shares, Class A shares, Class W shares, and Class I shares have identical rights and privileges.

As of March 31, 2014, we had raised gross proceeds of approximately $36.5 million from the sale of approximately 5.3 million shares in the Offering, including approximately $256,000 through our distribution reinvestment plan. As of March 31, 2014, approximately $2,963.5 million in shares remained available for sale pursuant to the Offering, including approximately $749.7 million in shares available for sale through our distribution reinvestment plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim Financial Statements

The accompanying interim condensed consolidated financial statements (herein referred to as “financial statements,” “balance sheets,” “statements of operations,” “statement of equity,” or “statements of comprehensive income and loss”) have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and with the Commission instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial statements. Accordingly, these statements do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the accompanying financial statements include all adjustments and eliminations, consisting only of normal recurring items necessary for their fair presentation in conformity with GAAP. Interim results are not necessarily indicative of operating results for a full year. The unaudited information included in this Quarterly Report on Form 10-Q should be read in conjunction with our audited financial statements and notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Commission on March 10, 2014. There have been no significant changes to the Company’s significant accounting policies during the three months ended March 31, 2014 other than the updates described below.

Reclassifications

Certain amounts included in the accompanying financial statements for 2013 have been reclassified to conform to the 2014 financial statements presentation. Statement of operations amounts for properties disposed of or classified as held for sale as of December 31, 2013, have been reclassified to discontinued operations for all periods presented. Amounts in our segment disclosures in Note 10 reflect the reclassification of amounts related to properties that have been disposed of or classified as held for sale as of December 31, 2013.

New Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update 2014-08 (“ASU 2014-08”), which provides a revised definition of a discontinued operation. ASU 2014-08 requires additional disclosures for a discontinued operation and the disposal of an asset and component of the entity that is not a discontinued operation. Under ASU 2014-08, a discontinued operation is a component (or group of components) of the entity, the disposal of which would represent a strategic shift that has (or will have) a major effect on the entity’s operations and financial results, when such component (or group of components) have been disposed of or classified as held for sale. The amendments in the ASU should be applied prospectively and are effective for us beginning January 1, 2015, with early adoption permitted. We adopted this standard effective January 1, 2014. During the three months ended March 31, 2014, we disposed of or classified as held for sale three operating properties that we determined did not meet the definition of discontinued operations under the revised standard. As a result of our adoption of this ASU, we anticipate that fewer of our property dispositions made in the normal course of business will qualify for discontinued operations reporting. See Note 3 for additional information.

3. INVESTMENTS IN REAL PROPERTY

Our consolidated investments in real property consist of investments in office, industrial and retail properties. The following tables summarize our consolidated investments in real property as of March 31, 2014 and December 31, 2013 (amounts in thousands):

Real Property	Land	Building and Improvements	Intangible Lease Assets	Total Investment Amount	Intangible Lease Liabilities	Net Investment Amount
As of March 31, 2014:
Office (1)	$229,216	$757,463	$360,924	$1,347,603	$(15,861)	$1,331,742
Industrial	30,619	202,528	51,999	285,146	(41,011)	244,135
Retail	225,408	417,957	76,287	719,652	(48,966)	670,686

Total gross book value	485,243	1,377,948	489,210	2,352,401	(105,838)	2,246,563
Accumulated depreciation/amortization	—	(171,300)	(298,166)	(469,466)	33,449	(436,017)

Total net book value	$485,243	$1,206,648	$191,044	$1,882,935	$(72,389)	$1,810,546

As of December 31, 2013:
Office	$232,117	$769,654	$365,314	$1,367,085	$(15,861)	$1,351,224
Industrial (2)	51,678	359,800	66,877	478,355	(46,626)	431,729
Retail	227,218	420,070	77,752	725,040	(51,059)	673,981

Total gross book value	511,013	1,549,524	509,943	2,570,480	(113,546)	2,456,934
Accumulated depreciation/amortization	—	(207,966)	(294,881)	(502,847)	35,997	(466,850)

Total net book value	$511,013	$1,341,558	$215,062	$2,067,633	$(77,549)	$1,990,084

(1)	Includes $3.1 million in land, $195,000 in building and improvements, $3.4 million in intangible lease assets, and $62,000 in intangible lease liabilities, before accumulated depreciation on assets of $3.4 million and accumulated amortization of intangible lease liabilities of $62,000, related to an office property and a land parcel classified as held for sale in the accompanying balance sheet as of March 31, 2014.
(2)	Includes $21.1 million in land, $157.7 million in building and improvements, $14.9 million in intangible lease assets, and $5.6 million in intangible lease liabilities, before accumulated depreciation on assets of $50.6 million and accumulated amortization of intangible lease liabilities of $2.5 million, related to 12 industrial properties classified as held for sale in the accompanying balance sheet as of December 31, 2013.

Dispositions

During the three months ended March 31, 2014, we disposed of or classified as held for sale the following properties (dollar amounts and square footage in thousands):

Type of Property	Market	DPF Ownership	Building Square Feet	Disposition Date	Gain (Loss)
2014 Dispositions
Industrial Portfolio	Various(1)	92.5%	3,387	January 22, 2014	$29,545
Retail	Boston, MA	100.0%	110	February 18, 2014	2,276
Office	Little Rock, AR	100.0%	102	February 25, 2014	1,350

			3,599		$33,171

Assets held for sale
Office	East Bay, CA	100.0%	60
Land Parcel	Denver, CO	100.0%	—

Total			60

(1)	Industrial portfolio included twelve properties located in the following markets: Atlanta, GA, Central Pennsylvania, Cincinnati, OH, Columbus, OH, Dallas, TX, Indianapolis, IN, and Minneapolis/St. Paul, MN.

Discontinued Operations

We present the results of operations and the respective aggregate net gains (losses), of (i) any property or group of properties that were disposed or classified as held for sale as of December 31, 2013 when the operations and cash flows have been (or will be) eliminated from our ongoing operations and we will not have any significant continuing involvement, and (ii) any property or group of properties, the disposal of which would represent a strategic shift that has (or will have) a major effect on our operations and financial results, when such property (or group of properties) have been disposed of or classified as held for sale, as discontinued operations in our accompanying statements of operations. Interest expense is included in discontinued operations only if it is directly attributable to these operations or properties. Discontinued operations for the three months ended March 31, 2014 include the results of operations and net gain on the disposition of 12 properties classified as held for sale as of December 31, 2013. Discontinued operations for the three months ended March 31, 2013 include (i) the results of operations of the 13 properties disposed of during the year ended 2013, (ii) the results of operations of the 12 properties classified as held for sale as of December 31, 2013 and subsequently disposed of, and (iii) the aggregate net gain on dispositions recorded during the three months ended March 31, 2013. The following table summarizes amounts recorded as discontinued operations (amounts in thousands):

	For the Three Months Ended March 31,
	2014	2013
Revenues	$995	$16,038
Rental expense	(367)	(6,431)
Real estate depreciation and amortization expense	—	(9,264)
Interest expense	(296)	(5,601)
Other expenses	(20)	(68)

Income (loss) from discontinued operations	312	(5,326)

Gain on disposition, net of taxes	29,545	1,213

Discontinued operations, net of taxes	29,857	(4,113)

Discontinued operations attributable to noncontrolling interests	(4,433)	355

Discontinued operations attributable to common stockholders	$25,424	$(3,758)

The following table summarizes capital expenditures and significant operating and investing noncash items related to our discontinued operations (amounts in thousands):

	For the Three Months Ended March 31,
	2014	2013
Capital expenditures	$—	$2,798
Noncash items:
Straight-line rent adjustments	(41)	1,283
Amortization of above-market lease assets	—	(200)
Amortization of below-market lease liabilities	—	482
Non-cash disposition of real property	80,361	—

The following table summarizes the carrying amounts of the major classes of assets and liabilities included in our discontinued operations and classified as held for sale as of December 31, 2013, and the carrying amounts of the major classes of assets and liabilities classified as held for sale as of March 31, 2014. As of March 31, 2014, we classified as held for sale (i) an office property that we anticipate disposing of in May 2014, and (ii) a land parcel that was disposed of in April 2014. We did not have any discontinued operations classified as held for sale as of March 31, 2014 (amounts in thousands):

	As of
	March 31, 2014	December 31, 2013
Land	$3,125	$21,060
Building and improvements	195	157,679
Intangible lease assets	3,400	14,877
Accumulated depreciation	(3,419)	(50,625)
Other assets, net	—	3,185

Assets held for sale	$3,301	$146,176

Mortgage notes and other secured borrowings	$—	$80,428
Intangible lease liabilities, net	—	3,136
Other liabilities	58	3,104

Liabilities related to assets held for sale	$58	$86,668

Rental Revenue

The following table summarizes the adjustments to rental revenue related to the amortization of above-market lease assets, below-market lease liabilities, and straight-line rental adjustments for the three months ended March 31, 2014 and 2013. In addition, the following table includes tenant recovery income received from tenants for real estate taxes, insurance and other property operating expenses and recognized as rental revenue (amounts in thousands):

	For the Three Months Ended March 31,
	2014	2013
Straight-line rent adjustments	$1,305	$2,968
Above-market lease assets	(1,724)	(1,926)
Below-market lease liabilities	1,832	2,102

Total increase to rental revenue	$1,413	$3,144

Tenant recovery income	$8,202	$8,789

4. DEBT RELATED INVESTMENTS

As of March 31, 2014 and December 31, 2013, we had invested in 11 and 14 debt related investments, respectively. The weighted average maturity of our debt related investments as of March 31, 2014 was 2.8 years, based on our recorded net investment. The following table describes our debt related income for the three months ended March 31, 2014 and 2013 (dollar amounts in thousands):

	For the Three Months Ended March 31,		Weighted Average Yield as of
Investment Type	2014	2013	March 31, 2014 (1)
Mortgage notes(2)	$1,351	$2,429	5.4%
B-notes	—	51	0.0%
Mezzanine debt	662	255	16.7%

Total	$2,013	$2,735	7.3%

(1)	Weighted average yield is calculated on an unlevered basis using the amount invested, current interest rates and accretion of premiums or discounts realized upon the initial investment for each investment type as of March 31, 2014. Yields for LIBOR-based, floating-rate investments have been calculated using the one-month LIBOR rate as of March 31, 2014 for purposes of this table. As of March 31, 2014, we had one debt related investment with a net investment amount of $25.0 million that bears interest at a floating rate indexed to LIBOR. All of our remaining debt related investments bear interest at fixed rates. We have assumed a yield of zero on the one debt related investment for which we have recognized a full allowance for loss as of March 31, 2014.
(2)	We had three and two debt related investments repaid in full during the three months ended March 31, 2014 and 2013, respectively. During the three months ended March 31, 2014 and 2013, amounts recorded include early repayment fees received and accelerated amortization of origination fees offset by accelerated amortization of deferred due diligence costs related to certain of these repayments.

Repayments

During the three months ended March 31, 2014, we received full repayment of three debt related investments, all of which were structured as mortgage notes. We received cash proceeds from the repayments of approximately $22.6 million, which comprised principal repayment of $29.7 million (approximately $4.6 million of which was received subsequent to March 31, 2014), partially offset by the repayment of borrowings secured by the debt related investments of approximately $7.1 million.

Impairment

We review each of our debt related investments individually on a quarterly basis, and more frequently when such an evaluation is warranted, to determine if impairment exists. Accordingly, we do not group our debt related investments into classes by credit quality indicator. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, we may measure impairment based on the fair value of the collateral of an impaired collateral-dependent debt investment. Regardless of the measurement method, we measure impairment based on the fair value of the collateral when it is determined that foreclosure is probable. We had recorded a provision for loan loss of $3.0 million as of March 31, 2014 and December 31, 2013. We did not record any current period provision for loan loss, direct write-downs of the allowance, or recoveries of amounts previously charged off during the three months ended March 31, 2014.

We had one B-note debt investment on non-accrual status as of both March 31, 2014 and December 31, 2013. We have recorded a complete allowance for loan loss related to such debt related investment on non-accrual status. When a debt investment is on non-accrual status, we record income on the investment using the cash basis of accounting. The amount of income recorded on a cash basis of accounting was not significant during the three months ended March 31, 2014 or 2013. All of our debt related investments that were past due 90 days or more were on non-accrual status as of March 31, 2014 and December 31, 2013.

As of both March 31, 2014 and December 31, 2013, we had one impaired debt related investment with an unpaid principal balance of approximately $3.0 million. The following table describes our recorded investment in debt related investments before allowance for loan loss, and the related allowance for loan loss (amounts in thousands):

	Debt Investments Individually Evaluated for Impairment as of
	March 31, 2014	December 31, 2013
Debt investments	$97,180	$126,935
Less: Allowance for loan losses	(3,000)	(3,000)

Total	$94,180	$123,935

Our impaired debt investment is a subordinate debt investment. As of both March 31, 2014 and December 31, 2013, we had a gross recorded investment in impaired debt related investments of $3.0 million, with a related allowance for loan loss of $3.0 million. As of March 31, 2014 and December 31, 2013, we did not have any impaired loans for which we have not recorded an allowance for loan loss.

The following table describes our average recorded net investment in the impaired debt related investments and the related interest income recorded (amounts in thousands):

	For the Three Months Ended March 31,
	2014	2013
Average Recorded Investment	$—	$6,067
Interest Income Recognized	$—	$51

5. DEBT OBLIGATIONS

The following table describes our borrowings as of March 31, 2014 and December 31, 2013 (dollar amounts in thousands):

	Weighted Average Stated Interest Rate as of		Outstanding Balance as of (1)		Gross Investment Amount Securing Borrowings as of (2)
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Fixed-rate mortgages	5.8%	5.8%	$872,354	$969,622	$1,709,338	$1,898,946
Floating-rate mortgages (3)	3.9%	3.9%	8,520	8,580	15,673	15,571

Total mortgage notes	5.7%	5.8%	880,874	978,202	1,725,011	1,914,517
Repurchase facilities (4)	2.8%	2.8%	37,842	45,270	52,454	65,726

Total other secured borrowings	2.8%	2.8%	37,842	45,270	52,454	65,726

Total secured borrowings	5.6%	5.6%	918,716	1,023,472	1,777,465	1,980,243

Line of credit	N/A	1.9%	—	30,000	N/A	N/A
Term loan (5)	2.2%	2.2%	270,000	270,000	N/A	N/A

Total unsecured borrowings	2.2%	2.2%	270,000	300,000	N/A	N/A

Total borrowings	4.8%	4.9%	$1,188,716	$1,323,472	$1,777,465	$1,980,243

(1)	Amounts presented are net of (i) unamortized discounts to the face value of our outstanding fixed-rate mortgages of $2.8 million and $2.7 million as of March 31, 2014 and December 31, 2013, respectively, and (ii) GAAP principal amortization related to troubled debt restructurings of $1.7 million and $1.5 million as of March 31, 2014 and December 31, 2013, respectively.
(2)	“Gross Investment Amount” as used here and throughout this document represents the allocated gross basis of real property and debt related investments, after certain adjustments. Gross Investment Amount for real property (i) includes the effect of intangible lease liabilities, (ii) excludes accumulated depreciation and amortization, and (iii) includes the impact of impairments. Amounts reported for debt related investments represent our net accounting basis of the debt investments, which includes (i) unpaid principal balances, (ii) unamortized discounts, premiums, and deferred charges, and (iii) allowances for loan loss.
(3)	As of March 31, 2014 and December 31, 2013, our floating-rate mortgage note was subject to an interest rate spread of 3.75% over one-month LIBOR.
(4)	As of March 31, 2014 and December 31, 2013, borrowings under our repurchase facility were subject to interest at a floating rate of 2.25% over one-month LIBOR. However, we had effectively fixed the interest rate of the borrowings using interest rate swaps at 2.84% for the term of the borrowings.
(5)	As of March 31, 2014 and December 31, 2013, borrowings under our term loan were subject to interest at a floating rate of 1.70% over one-month LIBOR. However, we had effectively fixed the interest rate for $200.0 million of the total of $270.0 million in borrowings using interest rate swaps at 2.34%, resulting in a weighted average interest rate on the total term loan of 2.21%.

As of March 31, 2014, 10 mortgage notes were interest-only and 18 mortgage notes were fully amortizing with outstanding principal balances of approximately $288.1 million and $591.7 million, respectively. None of our mortgage notes are recourse to us.

As of March 31, 2014, we had outstanding borrowings of $270.0 million under the term loan component and $0 under the revolving credit facility component of our senior unsecured term loan and revolving line of credit (collectively, the “Facility”). As of March 31, 2014, the unused portion of the revolving credit facility component of the Facility was approximately $350.0 million, of which approximately $169.6 million was available. As of December 31, 2013, we had outstanding borrowings of $270.0 million and $30.0 million under the term loan and revolving credit facility components of the Facility, respectively, and $86.1 million was available for us to borrow under the revolving credit facility component of the Facility.

As of March 31, 2014, we had defaulted on a mortgage note with an outstanding principal balance of $14.3 million collateralized by an industrial property with a gross investment amount of $19.0 million, after impairment charges. Our default resulted from us not making monthly debt service payments as required by the loan agreement. We have requested that the lender restructure the loan terms; however, there are no assurances that we will be successful in our negotiation with the lender. We also have discussed with the lender placing the property in receivership pending resolution of the restructure negotiation. Pursuant to the terms of the loan agreement, should the lender enforce its rights, we may be subject to interest rates increasing to a higher default rate and/or the lender foreclosing on the underlying real property collateral. With the exception of customary “carve-outs” (none of which we believe currently apply to this loan), this loan is not recourse to us; therefore, our equity investment in this property is at risk of loss. This default does not impact our remaining debt covenants.

The following table reflects our contractual debt maturities as of March 31, 2014, specifically our obligations under secured borrowings and unsecured borrowings (dollar amounts in thousands):

	As of March 31, 2014
	Mortgage Notes and Other Secured Borrowings		Unsecured Borrowings		Total
Year Ending December 31,	Number of Borrowings Maturing	Outstanding Balance (1)	Number of Borrowings Maturing	Outstanding Balance (2)	Outstanding Balance (3)(4)
2014	3	$95,049	0	$—	$95,049
2015	4	97,742	0	—	97,742
2016	12	336,088	0	—	336,088
2017	6	209,721	0	—	209,721
2018	0	4,999	1	270,000	274,999
2019	0	5,292	0	—	5,292
2020	1	157,944	0	—	157,944
2021	0	1,707	0	—	1,707
2022	1	1,663	0	—	1,663
2023	0	978	0	—	978
Thereafter	2	6,431	0	—	6,431

Total	29	$917,614	1	$270,000	$1,187,614

(1)	Secured borrowings presented include (i) mortgage note borrowings of approximately $879.8 million with maturities ranging from 2014 to 2029, and (ii) borrowings under our repurchase facility of approximately $37.8 million, which matures in 2014 and is subject to three one-year extension options.
(2)	Unsecured borrowings presented include term loan borrowings of $270.0 million which mature in 2018. Our revolving credit facility, under which we had no borrowings as of March 31, 2014, matures in 2016, and is subject to two one-year extension options.
(3)	Outstanding balance represents expected cash outflows for contractual amortization and scheduled balloon payment maturities and does not include (i) the mark-to-market adjustment on assumed debt of $2.8 million as of March 31, 2014, and (ii) the GAAP principal amortization of our restructured mortgage note of approximately $1.7 million that does not reduce the contractual amount due of the related mortgage note as of March 31, 2014.
(4)	As of March 31, 2014, our mortgage notes and secured borrowings are secured by interests in real properties and debt investments totaling approximately $1.8 billion.

6. HEDGING ACTIVITIES

Risk Management Objective of Using Derivatives

We maintain risk management control systems to monitor interest rate risk attributable to both our outstanding and forecasted debt obligations. We generally seek to limit the impact of interest rate changes on earnings and cash flows by selectively utilizing derivative instruments to hedge exposures to changes in interest rates on loans secured by our assets. While this hedging strategy is designed to minimize the impact on our net income (loss) and cash provided by operating activities from changes in interest rates, the overall returns on our investments may be reduced. Our board of directors has established policies and procedures regarding our use of derivative instruments for hedging or other purposes to achieve these risk management objectives.

Cash Flow Hedges of Interest Rate Risk

Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we primarily use interest rate swaps and caps as part of our interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium payment. Additionally, we have entered into and plan to enter into certain interest rate derivatives with the goal of mitigating our exposure to adverse fluctuations in the interest payments on our one-month LIBOR-indexed debt. Certain of our floating rate borrowings are not hedged and therefore, to an extent, we have ongoing exposure to interest rate movements.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges under ASC Topic 815, Derivatives and Hedging (“ASC Topic 815”) is recorded in accumulated other comprehensive income (loss) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the next 12 months, we estimate that approximately $1.8 million will be reclassified as an increase to interest expense related to effective forward started interest rate swaps where the hedging instrument has been terminated, and we estimate that approximately $1.1 million will be reclassified as an increase to interest expense related to active effective hedges of floating-rate debt issuances. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. The table below presents a reconciliation of the beginning and ending balances, between December 31, 2013 and March 31, 2014, of our accumulated other comprehensive loss (“OCI”), net of amounts attributable to noncontrolling interests related to the effective portion of our cash flow hedges as presented on our financial statements, as well as amounts related to our available-for-sale securities (amounts in thousands):

	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-For- Sale Securities	Accumulated Other Comprehensive Loss
Beginning balance as of December 31, 2013:	$(9,876)	$(918)	$(10,794)
Other comprehensive income:
Amortization of OCI into interest expense (net of tax benefit of $0)	749	—	749
Change in fair value recognized in OCI (net of tax benefit of $0)	(428)	(211)	(639)
Amounts reclassified from accumulated other comprehensive income:
Losses reclassified into loss on extinguishment of debt and financing commitments upon discontinuance of cash flow hedges (net of tax benefit of $0)	—	—	—

Net current-period other comprehensive income	321	(211)	110
Attribution of and other adjustments to OCI attributable to noncontrolling interests	31	67	98

Ending balance as of March 31, 2014	$(9,524)	$(1,062)	$(10,586)

Fair Values of Derivative Instruments

The table below presents the gross fair value of our derivative financial instruments as well as their classification on our accompanying balance sheet as of March 31, 2014 and December 31, 2013 (amounts in thousands):

		Fair Value of Asset Derivatives as of			Fair Value of Liability Derivatives as of
	Balance Sheet	March 31,	December 31,	Balance Sheet	March 31,	December 31,
	Location	2014	2013	Location	2014	2013
Derivatives designated as hedging instruments under ASC Topic 815
Interest rate contracts	Other assets, net (1)	$651	$748	Other liabilities (1)	$(74)	$(43)

Total derivatives designated as hedging instruments under ASC Topic 815		651	748		(74)	(43)
Derivatives not designated as hedging instruments under ASC Topic 815
Interest rate contracts	Other assets, net (1)	—	—	Other liabilities (1)	—	—

Total derivatives not designated as hedging instruments under ASC Topic 815		—	—		—	—

Total derivatives		$651	$748		$(74)	$(43)

(1)	Although our derivative contracts are subject to master netting arrangements which serve as credit mitigants to both us and our counterparties under certain situations, we do not net our derivative fair values or any existing rights or obligations to cash collateral on the consolidated balance sheet.

The majority of the inputs used to value our derivative instruments fall within Level 2 of the fair value hierarchy. However, the credit valuation adjustments associated with our derivative instruments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of potential default by us and our counterparties. As of March 31, 2014, we had assessed the significance of the impact of the credit valuation adjustments and had determined that it was not significant to the overall valuation of our derivative instruments. As a result, we have determined that the significant inputs for all of our derivative valuations are classified in Level 2 of the fair value hierarchy.

Designated Hedges

As of March 31, 2014, we had seven outstanding interest rate swaps that were designated as cash flow hedges of interest rate risk, with a total notional amount of $255.1 million. As of December 31, 2013, we had seven outstanding interest rate swaps that were designated as cash flow hedges of interest rate risk, with a total notional amount of $255.4 million.

Undesignated Hedges

Derivatives not designated as hedges are not speculative and are used to hedge our exposure to interest rate movements and other identified risks but do not meet hedge accounting requirements. As of both March 31, 2014 and December 31, 2013, we did not have any outstanding derivatives that were not designated as hedges. Changes in the fair value of derivatives not designated in hedging relationships did not result in any gain or loss during the three months ended March 31, 2014 and 2013.

Effect of Derivative Instruments on the Statements of Comprehensive Income and Loss

The table below presents the effect of our derivative financial instruments on our accompanying financial statements for the three months ended March 31, 2014 and 2013 (amounts in thousands):

	For the Three Months Ended March 31,
	2014	2013
Derivatives Designated as Hedging Instruments
Derivative type	Interest rate contracts	Interest rate contracts
Amount of gain or (loss) recognized in OCI (effective portion)	$(428)	$(28)
Location of gain or (loss) reclassified from accumulated OCI into income (effective portion)	Interest expense	Interest expense
Amount of loss reclassified from accumulated OCI into income (effective portion)	$(749)	$(645)
Location of gain or (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	N/A	Loss on extinguishment of debt and financing commitments
Amount of loss recognized in income due to missed forecast (ineffective portion and amount excluded from effectiveness testing)	$—	$(27)
Derivatives Not Designated as Hedging Instruments
Derivative type	Interest rate contracts	Interest rate contracts
Location of loss recognized in income	N/A	N/A
Amount of loss recognized in income	$—	$—

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

We are required to disclose the fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges between willing parties. Accordingly, we derive our estimated fair value using various valuation techniques, such as computing the present value of estimated future cash flows using discount rates commensurate with the risks involved. However, the determination of estimated cash flows may be subjective and imprecise and changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In that regard, the fair value estimates may not be substantiated by comparison to independent markets, and in many cases, may not be realized in immediate settlement of the instrument.

ASC Topic 820, Fair Value Measurement and Disclosures (“ASC Topic 820”), defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC Topic 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

ASC Topic 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liabilities, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The fair values estimated below are indicative of certain interest rate and other assumptions as of March 31, 2014 and December 31, 2013, and may not take into consideration the effects of subsequent interest rate or other assumption fluctuations, or changes in the values of underlying collateral. The fair values of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued expenses approximate their carrying values because of the short-term nature of these instruments.

The carrying amounts and estimated fair values of our other financial instruments as of March 31, 2014 and December 31, 2013 were as follows (amounts in thousands):

	As of March 31, 2014		As of December 31, 2013
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Investments in real estate securities	$200	$200	$461	$461
Fixed-rate debt related investments, net	69,006	71,639	98,724	101,012
Floating-rate debt related investments, net	25,174	25,356	25,211	24,504
Derivative instruments	651	651	748	748
Liabilities:
Fixed-rate mortgage notes	$872,354	$915,607	$969,622	$1,010,085
Floating-rate mortgage notes	8,520	8,524	8,580	8,582
Floating-rate other secured borrowings	37,842	37,842	45,270	45,270
Floating-rate unsecured borrowings	270,000	271,003	300,000	301,690
Derivative liabilities	74	74	43	43

The methodologies used and key assumptions made to estimate fair values of the other financial instruments described in the above table are as follows:

Debt Related Investments—The fair value of our performing debt investments are estimated using a discounted cash flow methodology. This method discounts estimated future cash flows using rates management determines best reflect current market interest rates that would be offered for loans with similar characteristics and credit quality. Credit spreads and market interest rates used to determine the fair value of these instruments are based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values.

Mortgage Notes and Other Secured Borrowings Carried at Amortized Cost—The fair value of our mortgage notes and other secured borrowings are estimated using a discounted cash flow analysis, based on our estimate of market interest rates. Credit spreads relating to the underlying instruments are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market spreads of similar instruments.

8. RELATED PARTY TRANSACTIONS

Our day-to-day activities are managed by our Advisor, a related party, under the terms and conditions of the Advisory Agreement. Our Advisor is considered to be a related party as certain indirect owners and employees of our Advisor serve as two of our directors and all of our executive officers. The responsibilities of our Advisor cover all facets of our business, and include the selection and underwriting of our real property and debt related investments, the negotiations for these investments, the asset management and financing of these investments and the oversight of real property dispositions.

Dividend Capital Securities LLC, which we refer to as the “Dealer Manager,” is distributing the shares of our common stock in the Offering on a “best efforts” basis. The Dealer Manager is an entity related to the Advisor and is a member of the Financial Industry Regulatory Authority, Inc., or FINRA. The Dealer Manager coordinates our distribution effort and manages our relationships with participating broker-dealers and financial advisors and provides assistance in connection with compliance matters relating to marketing the Offering.

As of March 31, 2014 and December 31, 2013, we owed approximately $1.4 million and $1.6 million, respectively, to our Advisor and affiliates of our Advisor for such services and reimbursement of certain expenses. Pursuant to the Advisory Agreement, we accrue the advisory fee on a daily basis and pay our Advisor amounts due subsequent to each month-end.

The following table summarizes fees and other amounts earned by our Advisor and its related parties in connection with services performed for us during the three months ended March 31, 2014 and 2013 (amounts in thousands):

	For the Three Months Ended March 31,
	2014	2013
Advisory fees	$3,743	$3,684
Development management fee	83	55
Other reimbursements	2,038	1,340
Advisory fees related to the disposition of real properties	1,908	85
Dealer manager and distribution fees	77	—

Total	$7,849	$5,164

9. NET INCOME (LOSS) PER COMMON SHARE

Reconciliations of the numerator and denominator used to calculate basic net loss per common share to the numerator and denominator used to calculate diluted net loss per common share for the three months ended March 31, 2014 and 2013 are described in the following table (amounts in thousands, except per share information):

	For the Three Months Ended March 31,
	2014	2013
Numerator
Income (loss) from continuing operations	$2,131	$(1,753)
(Income) loss from continuing operations attributable to noncontrolling interests	(117)	144

Income (loss) from continuing operations attributable to common stockholders	2,014	(1,609)
Dilutive noncontrolling interests share of (income) loss from continuing operations	149	(127)

Numerator for diluted earnings per share – adjusted income (loss) from continuing operations	2,163	(1,736)

Income (loss) from discontinued operations	29,857	(4,113)
(Income) loss from discontinued operations attributable to noncontrolling interests	(4,433)	355

Income (loss) from discontinued operations attributable to common stockholders	25,424	(3,758)
Dilutive noncontrolling interests share of discontinued operations	1,886	(297)

Numerator for diluted earnings per share – adjusted income (loss) from discontinued operations	$27,310	$(4,055)

Denominator
Weighted average shares outstanding-basic	176,873	178,792
Incremental weighted average shares effect of conversion of OP units	13,120	14,135

Weighted average shares outstanding-diluted	189,993	192,927

INCOME (LOSS) PER COMMON SHARE-BASIC AND DILUTED
Net income (loss) from continuing operations	$0.01	$(0.01)
Net income (loss) from discontinued operations	0.14	(0.02)

Net income (loss)	$0.15	$(0.03)

10. SEGMENT INFORMATION

We have four reportable operating segments, which include our three real property operating sectors (office, industrial, and retail) and debt related investments. We organize and analyze the operations and results of each of these segments independently, due to inherently different considerations for each segment. Such considerations include, but are not limited to, the nature and characteristics of the investment, and investment strategies and objectives. For example, the physical characteristics of our buildings, the related operating characteristics, the geographic markets, and the type of tenants are inherently different for each of our segments. The following table sets forth revenue and the components of net operating income (“NOI”) of our segments for the three months ended March 31, 2014 and 2013 (amounts in thousands):

	For the Three Months Ended March 31,
	Revenues		NOI
	2014	2013	2014	2013
Real property (1)
Office	$34,202	$29,950	$25,323	$23,126
Industrial	5,814	6,619	4,986	6,131
Retail	15,044	14,067	11,404	10,483
Debt related investments	2,013	2,735	2,013	2,735

Total	$57,073	$53,371	$43,726	$42,475

(1)	Excludes results of operations of real properties categorized as discontinued operations.

We consider NOI to be an appropriate supplemental financial performance measure because NOI reflects the specific operating performance of our real properties and debt related investments, and excludes certain items that are not considered to be controllable in connection with the management of each property, such as depreciation and amortization, general and administrative expenses, asset management fees, interest expense and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance as a whole, since it excludes such items that could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.

The following table is a reconciliation of our NOI to our reported net income (loss) attributable to common stockholders for the three months ended March 31, 2014 and 2013 (amounts in thousands):

	For the Three Months Ended March 31,
	2014	2013
Net operating income	$43,726	$42,475
Real estate depreciation and amortization expense	(22,350)	(21,259)
General and administrative expenses	(2,819)	(2,361)
Advisory fees, related party	(3,743)	(3,684)
Interest and other income	(78)	(104)
Interest expense	(16,168)	(16,550)
Loss on extinguishment of debt and financing commitments	(63)	(270)
Gain on sale of real property	3,626	—
Discontinued operations, net of taxes	29,857	(4,113)
Net income attributable to noncontrolling interests	(4,550)	499

Net income (loss) attributable to common stockholders	$27,438	$(5,367)

The following table reflects our total assets by business segment as of March 31, 2014 and December 31, 2013 (amounts in thousands):

	As of
	March 31, 2014	December 31, 2013
Segment assets:
Net investments in real property
Office	$1,057,115	$1,092,350
Industrial	227,221	229,787
Retail	595,298	602,505
Debt related investments, net	94,180	123,935

Total segment assets, net	1,973,814	2,048,577
Non-segment assets:
Cash and cash equivalents	81,292	24,778
Other non-segment assets (1)	103,065	85,878
Assets held for sale	3,301	146,176

Total assets	$2,161,472	$2,305,409

(1)	Other non-segment assets primarily consist of corporate assets including restricted cash and receivables, including straight-line rent receivable.

11. SUBSEQUENT EVENTS

We have evaluated subsequent events for the period from March 31, 2014, the date of these financial statements, through the date these financial statements are issued.

Advisor RSU agreement

On April 7, 2014 (the “Effective Date”), we entered into a Restricted Stock Unit Agreement (the “Agreement”) with our Advisor. Pursuant to the terms of the Agreement, we have granted our Advisor 493,575 restricted stock units (“RSUs”), in return for offsets of future advisory fees and expenses. Each RSU will, upon vesting, entitle the Advisor to one Class I share of our common stock. The Advisor is expected to redistribute a significant portion of the RSUs and/or shares to senior level employees of the Advisor and its affiliates that provide services to us, although the terms of such redistributions (including the timing, amount and recipients) remain solely in the discretion of the Advisor. The purpose of the Agreement is intended to further promote an alignment of interests among our stockholders, the Advisor and the personnel of our Advisor and its affiliates, and is intended to promote retention of the personnel of our Advisor and its affiliates.

Departure of executive officer

Austin W. Lehr, who served as our Chief Operating Officer since 2010, resigned to pursue other opportunities effective April 30, 2014. Mr. Lehr’s primary duties will be assumed by the Company’s President, J. Michael Lynch.